    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1995


                                                       REGISTRATION NO. 33-98834

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                              PRIMARK CORPORATION
             (Exact name of registrant as specified in its charter)

                            ------------------------

                                AMENDMENT NO. 1



          MICHIGAN                                       38-2383282
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


                               1000 WINTER STREET
                                  SUITE 4300N
                          WALTHAM, MASSACHUSETTS 02154
                                 (617) 466-6611
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            MICHAEL R. KARGULA, ESQ.
                             SENIOR VICE PRESIDENT
                         GENERAL COUNSEL AND SECRETARY
                              PRIMARK CORPORATION
                               1000 WINTER STREET
                                  SUITE 4300N
                          WALTHAM, MASSACHUSETTS 02154
                                 (617) 466-6611
  (Name and Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent for Service)

                    Please send copies of communications to:

              STEPHEN W. HAMILTON, ESQ.                            STANLEY H. MEADOWS, P.C.
        SKADDEN, ARPS, SLATE, MEAGHER & FLOM                        MCDERMOTT, WILL & EMERY
             1440 NEW YORK AVENUE, N.W.                             227 WEST MONROE STREET
               WASHINGTON, D.C. 20005                                  CHICAGO, IL 60606
                   (202) 371-7000                                       (312) 372-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /_______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ------------------------

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                          PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF SHARES TO              AMOUNT TO BE   OFFERING PRICE PER   AGGREGATE OFFERING    REGISTRATION
            BE REGISTERED                REGISTERED(1)        SHARE(2)             PRICE(2)             FEE

---------------------------------------------------------------------------------------------------------------
Common Stock, without par value...... 4,356,200          $23.00               $100,192,600.00        $34,549.17
===============================================================================================================

(1) Includes 568,200 shares issuable pursuant to options granted by the Company to the Underwriters solely for the purpose of covering over-allotments.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices for shares of the Registrant's Common Stock on October 30, 1995 on the New York Stock Exchange.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE


     This Registration Statement contains a Prospectus relating to a public offering in the United States and Canada (the "U.S. Offering") of an aggregate of 3,030,400 shares of Common Stock, without par value (the "Common Stock"), of Primark Corporation ("Primark" or the "Company"), together with separate prospectus pages relating to a concurrent offering outside the United States and Canada (the "International Offering") of an aggregate of 757,600 shares of Common Stock. The complete Prospectus for the U.S. Offering follows immediately after this Explanatory Note. After such Prospectus are the alternate pages for the International Offering: a front cover page, an "Underwriting," a "Legal Matters," and a "Financial Statements" section and a back cover page. All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                 PRELIMINARY PROSPECTUS DATED NOVEMBER 7, 1995


                                3,788,000 SHARES
                                 [PRIMARK LOGO]
                                  COMMON STOCK
                            ------------------------
     Of the 3,788,000 shares of Common Stock offered, 3,500,000 shares are being issued and sold by Primark Corporation ("Primark" or the "Company") and 288,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders" and "Underwriting." The Company will not receive any of the proceeds from the sale of shares offered by the Selling Shareholders.

     Of the 3,788,000 shares of Common Stock offered, 3,030,400 shares are being offered hereby in the United States and Canada (the "U.S. Shares") and 757,600 shares are being offered in a concurrent international offering outside the United States and Canada. The price to the public and the underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."


     The Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol "PMK." On November 3, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $26.00 per share. See
"Price Range of Common Stock."


      FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS" ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
          OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------
                                                 Underwriting                         Proceeds to
                                 Price to        Discounts and      Proceeds to         Selling
                                  Public        Commissions(1)      Company(2)       Shareholders
---------------------------------------------------------------------------------------------------
Per Share...................  $                 $                 $                 $
---------------------------------------------------------------------------------------------------
Total.......................  $                 $                 $                 $
---------------------------------------------------------------------------------------------------
Total Assuming Full Exercise
  of
  Over-Allotment
  Option(3).................  $                 $                 $                 $
---------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------

(1) See "Underwriting."
(2) Before deducting expenses estimated at $600,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the U.S. Underwriters to purchase up to 568,200 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."

                            ------------------------
     The U.S. Shares are offered by the U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by the U.S. Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York City on or about
                    , 1995.

                            ------------------------
PAINEWEBBER INCORPORATED
                               ALEX. BROWN & SONS
                                  INCORPORATED

                                                       A.G. EDWARDS & SONS, INC.
                            ------------------------
           THE DATE OF THIS PROSPECTUS IS                     , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK AND PACIFIC STOCK EXCHANGES, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------



                             AVAILABLE INFORMATION



     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such reports, proxy statements and other information can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.



     The Company has filed with the SEC a Registration Statement on Form S-3 (herein together with all exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock being offered by this Prospectus. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed, or incorporated by reference, as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained at prescribed rates from the Public Reference Section of the SEC at its Washington, D.C. address.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



     The Company incorporates by reference the following documents heretofore filed with the SEC pursuant to the Exchange Act:



          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994;



          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995;



          3. The Company's Current Reports on Form 8-K dated January 4, 1995, June 8, 1995, and July 3, 1995 as amended by Amendment No. 1 on Form 8-K/A dated September 11, 1995 and Amendment No. 2 on Form 8-K/A dated October 26, 1995; and



          4. The description of the Company's Common Stock set forth in the Company's Form 10 dated November 17, 1981, the Company's Form 8-A dated October 18, 1985, the Company's Form 8-A dated January 13, 1988 and the Company's Form 8-A dated June 16, 1992.



     All documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.



     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.



     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents containing information which is incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Primark Corporation, Investor Relations, 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154-1248, telephone: (617) 466-6611.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto set forth elsewhere in this Prospectus or incorporated herein by reference. Unless indicated otherwise, the information in this Prospectus assumes no exercise of the over-allotment option. See "Underwriting." "EBITDA" represents earnings before interest expense, income taxes, depreciation and amortization. Due to the high non-cash amortization expense recorded to net income, the Company presents EBITDA to provide the investor a measure of cash flows within operations. EBITDA represents supplemental information only and is not to be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles. All references to "pro forma 1994 revenues" and "pro forma 1994 EBITDA" mean pro forma consolidated operating revenues and pro forma earnings before interest expense, income taxes, depreciation and amortization, respectively, of the Company for the year ended December 31, 1994 assuming the Company had acquired Disclosure and its affiliates as of January 1, 1994. See "Unaudited Pro Forma Consolidated Financial Information." Certain terms referring to the Company's subsidiaries are defined on page 5 of this Prospectus.

                                  THE COMPANY

     Primark is an international company engaged principally in the information services industry serving two primary markets, Financial Information and Applied Information Technology. The Company's Financial Information businesses consist of the operations of Datastream, Disclosure, I/B/E/S, Vestek and Worldscope. Through its Financial Information businesses, Primark develops and markets value-added database products which provide financial and economic information on established and emerging markets worldwide, as well as proprietary analytical software for the analysis and presentation of such information. Customers of the Financial Information businesses include investment managers, investment bankers, accountants, financial professionals, lawyers, professional researchers and librarians in 52 countries. The Company's Applied Information Technology activities, conducted through TASC, provide a broad spectrum of technology-based information services and products primarily to U.S. government agencies involved in national security and intelligence related activities. TASC also serves the weather information market through its subsidiary WSI, and has a growing commercial business, including initiatives in document management, environmental surveillance, aviation systems and multi-media markets. Primark is a global business with pro forma 1994 revenues and pro forma 1994 EBITDA of $562.6 million and $86.5 million, respectively. International revenues represented 19.5% of the Company's pro forma 1994 revenues.

     Commencing with Primark's acquisition of TASC in 1991, the Company embarked on a strategy of combining information technology expertise with proprietary data content to serve the increasing information requirements of its customers with value-added products. The Company focused its strategy on the financial information market through its acquisitions of Datastream in 1992 and Vestek in 1994, while divesting certain of its non-core operations. Primark significantly expanded its domestic presence in financial information content services through the June 1995 acquisition of Disclosure and its subsidiary I/B/E/S. As a result of this strategic transition and internal growth, the global Financial Information businesses accounted for 34.8% of Primark's pro forma 1994 revenues and 59.9% of pro forma 1994 EBITDA.

FINANCIAL INFORMATION

     Primark's Financial Information businesses provide a broad range of unique database products, delivery systems, software and support services to meet the rapidly growing demand for global financial and economic data and analytics by financial and investment professionals worldwide. A significant percentage of the Company's Financial Information revenues are generated under annual subscriptions or service agreements with historical renewal rates exceeding 90%. Of the Company's pro forma 1994 revenues attributable to the Financial Information businesses, 55.1% were generated outside the United States. The following are the Company's principal Financial Information businesses:

     - Datastream is a leading on-line provider of global financial and economic information covering over 130,000 securities in 58 countries. Datastream delivers its products on a subscription basis directly to customer mainframes, workstations and personal computers, together with proprietary software applications that allow customers to use the data in investment research and portfolio management.

     - Disclosure is the leading provider of "as reported" and abstracted financial information in the United States and has a growing international presence. Disclosure distributes information on over 16,000 U.S. companies and 13,000 foreign companies, derived from a variety of government and third party sources. Disclosure's document and database services are provided on a subscription and demand basis through various media, including paper and laser discs. Disclosure also distributes its information through third-party vendors which include CompuServe, America Online, The Microsoft Network, and the Internet. The United States market accounted for 92.5% of Disclosure's 1994 revenues.


     - I/B/E/S is a leading source of global earnings estimates, serving investors, financial institutions and money managers worldwide. I/B/E/S aggregates and processes earnings per share estimates for over 16,000 companies, developed by over 6,700 equity research analysts. The estimates and supporting data are sold principally on an annual subscription basis through a proprietary on-line service, printed publications and third-party distributors.

     - Vestek develops, markets and supports investment management applications, providing portfolio optimization, performance measurement, stock valuation and asset allocation analytical tools to pension and mutual fund managers, plan sponsors and insurance companies primarily in North America.

     - Worldscope is a supplier of standardized fundamental financial data on over 11,900 public companies from 45 countries, delivered to its customers through CD-ROM and on-line platforms.

APPLIED INFORMATION TECHNOLOGY

     Through TASC, the Company provides high-end information systems engineering and integration services to government agencies and commercial customers in a variety of industries. TASC maintains its technological leadership: (i) through its business of designing and building advanced information systems; (ii) by performing over $30 million annually in applied information systems research and development, most of which is government sponsored; and (iii) by maintaining a highly qualified technical staff, a majority of which have advanced degrees. TASC contributed 55.5% of the Company's pro forma 1994 revenues.

     TASC's customers utilize its advanced systems engineering and integration services to support the design, development, management and operation of sophisticated sensor systems, large scale information processing and dissemination systems, and strategic and tactical weapons systems. U.S. government contracts, which generated approximately 88% of TASC's 1994 revenues, are focused on classified projects where information technology is utilized to increase the effectiveness and efficiency of defense systems and intelligence activities. The Company's Applied Information Technology revenues have increased for 29 consecutive years despite changes in the level of government funding of defense and intelligence activities. The Company believes its products and services will continue to be in high demand as information technology is increasingly utilized to improve the effectiveness of defense systems and intelligence activities which face declining resources. Approximately 70% of TASC's 1994 contract awards were derived from contracts secured on a sole source basis with U.S. government defense and intelligence agencies. TASC's ten largest current contracts relate to work on existing and predecessor programs with which TASC has been associated for an average of 14 years. Approximately 83% of TASC's 1994 U.S. government revenues were derived from contracts which provide for cost reimbursement plus a negotiated fee, allowing a measure of profit margin stability. A significant amount of these cost-plus contracts also provide for additional fees as compensation for superior performance. TASC's contract backlog was $485.2 million at September 30, 1995.

     While the government's need for information technology remains a stable source of growth, TASC's strategy is to leverage its information technologies and applied research and development investment into new higher margin commercial markets, including weather, aviation, financial services and communications. TASC's subsidiary, WSI, is a dominant provider of real-time weather information services to news media organizations in the United States, including The Weather Channel, CNN and a majority of television stations nationwide. Other commercial applications for TASC's information technologies include document management, environmental surveillance, aviation systems and interactive multi-media.

BUSINESS STRATEGY

     Primark's mission is to help its customers become more effective and efficient in their own pursuits by providing them with advanced information technology applications and timely, reliable data. Companies, government agencies and individuals value the information services purchased based on the usefulness of such services to their operations or decision-making processes. Therefore, Primark's principal strategy is to grow by integrating forward into the processes of its customers and thereby becoming increasingly essential to them.

     Primark uniquely combines the extensive resources of TASC in information technology applications with strong data content franchises serving the financial and weather markets. While each of its businesses has a leadership position in the marketplace on its own, their capabilities can be combined to provide more integrated solutions that are of greater value to customers.


     Primark's primary objective is to maintain robust growth in its core information businesses. Primark intends to gain additional growth through the integration of data content from its various companies with software tailored to meet the needs of specific niche markets. The Company believes it has a number of competitive advantages, including: (i) leading edge technology maintained through significant research and development investment; (ii) unique data content along with proprietary analytics and applications; (iii) comprehensive and integrated financial information products; and (iv) market recognition for quality, dependability and technological innovation.


     Primark's business strategy is to capitalize on these and other business strengths to pursue growth opportunities such as: (i) rapid expansion of global investing by U.S. institutions; (ii) global access to financial investors for integrated product offerings; (iii) commercial applications of technology developed through government contracts; (iv) expanded access to new customers, e.g. individual investors, through electronic distribution; and (v) increased U.S. government demand for information technology.

     The Company intends to continue its expansion through internal growth and acquisitions to complement its Financial Information and other data content businesses.

GENERAL

     The Company also conducts contract maintenance services on commercial aircraft through TIMCO and leasing of underground gas storage fields through PSLC.


     As of September 30, 1995, the Company and its subsidiaries employed 5,033 persons. The Company's principal executive offices are located at Primark Corporation, 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154, and its telephone number is (617) 466-6611. Certain Primark businesses can be accessed via the Internet as follows: TASC, at http://www.tasc.com; Disclosure, at http://www.disclosure.com; and WSI, at http://www.intellicast.com. All of the product names referred to herein are trademarks owned by the Company or its subsidiaries and some are registered trademarks or are the subject of pending trademark applications.


     The Company's subsidiaries referred to in this Prospectus include Datastream International Limited and its affiliates ("Datastream"), Disclosure, Incorporated ("Disclosure"), I/B/E/S International, Inc. ("I/B/E/S"), Vestek Systems, Inc. ("Vestek"), TASC, Inc. ("TASC"), WSI Corporation ("WSI"), Triad International Maintenance Corporation ("TIMCO"), Primark Storage Leasing Corporation ("PSLC") and Worldscope/Disclosure Partners ("Worldscope"), a partnership in which Disclosure and Wright Investors' Service each hold a 50% interest.

                                  THE OFFERING


Common Stock Offered by:
  The Company.................................  3,500,000 shares
  Selling Shareholders........................  288,000 shares
          Total...............................  3,788,000 shares (1)
Common Stock to be Outstanding after the
  Offering....................................  22,743,592 shares (2)
Use of Proceeds...............................  The net proceeds of the offering will be used to repay certain indebtedness of the Company
                                                and its subsidiaries incurred upon the
                                                acquisition of Disclosure and for general
                                                corporate purposes. See "Use of Proceeds."
New York Stock Exchange Symbol................  PMK
Pacific Stock Exchange Symbol.................  PMK


---------------
(1) Of which 3,030,400 shares are being offered in the United States and Canada and 757,600 shares are being offered outside the United States and Canada.


(2) Based upon shares outstanding as of November 3, 1995. Does not include up to 568,200 shares of Common Stock which may be issued by the Company upon exercise of the U.S. Underwriters' option to cover over-allotments, and also excludes 4,218,862 shares of Common Stock issuable upon exercise of stock options outstanding, of which 3,206,615 were exercisable at an average price of $8.46 per share as of November 3, 1995.



          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA

     The following table sets forth certain summary consolidated historical and pro forma financial data of the Company and its subsidiaries. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference and the Selected
Consolidated Historical and Pro Forma Financial and Operating Data, the information contained in "Management's Discussion and Analysis of Financial
Condition and Results of Operations" and the Unaudited Pro Forma Consolidated
Financial Statements and Notes thereto appearing elsewhere in this Prospectus.


                                              YEAR ENDED DECEMBER 31,                   NINE MONTHS ENDED SEPTEMBER 30,
                                  ------------------------------------------------    ------------------------------------
                                             HISTORICAL                                    HISTORICAL
                                  --------------------------------    PRO FORMA(1)    --------------------    PRO FORMA(1)
                                  1992(2)       1993        1994          1994          1994        1995          1995
                                  --------    --------    --------    ------------    --------    --------    ------------
                                                 (IN THOUSANDS EXCEPT STATISTICAL DATA AND PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues............... $344,959    $444,015    $477,026      $562,600      $352,400    $447,612      $498,888
Depreciation.....................    6,211      10,910      12,091        16,926         8,491      10,514        12,843
Amortization of intangible
  assets.........................    5,496      15,287      15,446        22,783        11,384      15,612        20,599
Operating income.................   21,739      37,270      38,036        46,824        29,126      41,179        45,940
Interest expense--net............    3,863      13,799      13,524        28,382        10,171      13,065        19,418
Income from continuing
  operations.....................    9,220      11,729      13,750         7,056         9,985      13,731        11,719
Earnings per share(3)............    $0.41       $0.52       $0.62         $0.28         $0.45       $0.63         $0.53
Weighted average shares of Common
  Stock outstanding..............   19,388      19,805      19,909        19,909        19,905      20,097        20,097
OTHER OPERATING AND FINANCIAL
  DATA:
EBITDA(4)........................  $33,446     $63,467     $65,573       $86,533       $49,001     $67,305       $79,382
EBITDA as a % of operating
  revenues.......................      9.7%       14.3%       13.7%         15.4%         13.9%       15.0%         15.9%
Capital expenditures and
  capitalized software...........   $8,767     $16,688     $26,988       $33,809       $15,935     $18,215       $21,289



                                                                                             SEPTEMBER 30, 1995
                                                                                         ---------------------------
 BALANCE SHEET DATA:                                                                     ACTUAL      AS ADJUSTED(5)
                                                                                         --------     --------------
                                                                                               (IN THOUSANDS)
Current assets.........................................................................  $172,343        $204,552
Goodwill and other intangible assets -- net.............................................. 469,634         469,634
Other noncurrent assets................................................................   116,336         116,336
                                                                                         --------        --------
Total assets...........................................................................  $758,313        $790,522
                                                                                         ========        ========
Total debt, including current maturities...............................................  $328,178        $273,178
Other current and noncurrent liabilities...............................................   169,531         171,253
Series A Preferred Stock...............................................................    16,874          16,874
Common shareholders' equity............................................................   243,730         329,217
                                                                                         --------        --------
Total liabilities and shareholders' equity.............................................  $758,313        $790,522
                                                                                         ========        ========


---------------

(1) Gives effect to the June 29, 1995 acquisition of Disclosure and its affiliates (the "Transaction"), assuming the Transaction occurred on January 1, 1994. Pro forma 1994 results include the operating results of I/B/E/S from its June 30, 1994 date of acquisition by Disclosure. The $185 million portion of the $200 million cash purchase price was financed with: (i) a $125 million term loan, (ii) $45 million in borrowings under a $75 million revolving credit facility, and (iii) a $15 million unsecured term loan to TASC. See "Unaudited Pro Forma Consolidated Financial Information."

(2) The financial data for the year ended December 31, 1992 include the operations of Datastream from its September 1992 date of acquisition.

(3) Earnings per share represents earnings per common and common equivalent share before discontinued operations and extraordinary items.

(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles.

(5) As adjusted to give effect to the offering of 3,500,000 shares of Common Stock by the Company, the application of the net proceeds therefrom and the exercise of stock options in connection with the offering by the Selling Shareholders. See "Capitalization," "Use of Proceeds" and "Selling Shareholders."



                                  RISK FACTORS

     In addition to other information in this Prospectus, the following should be considered carefully in evaluating an investment in the Common Stock.

DEPENDENCE ON FEDERAL GOVERNMENT CONTRACTS


     A substantial portion of the Company's revenues is derived from services performed by TASC directly or indirectly under contracts with the U.S. government. Similarly, a small portion of Disclosure's revenues are derived from contracts with the U.S. government. Revenues derived from contracts with the U.S. government accounted for approximately 49% of the Company's pro forma 1994 revenues and approximately 45% of the Company's pro forma revenues for the nine months ended September 30, 1995. The Company's revenues from the largest three of such contracts comprised approximately 14% of the Company's pro forma 1994 revenues and approximately 12% of the Company's pro forma revenues for the nine months ended September 30, 1995.


     All contracts made with the U.S. government may be terminated by the U.S. government at any time, with or without cause. There can be no assurance that any existing or future contracts with the U.S. government would not be terminated or that the U.S. government will continue to use the Company's services at levels comparable to current use.

     Companies that contract with the U.S. government, such as TASC and Disclosure, are subject to regular audits with respect to costs charged to the government. Such audits may result in the disallowance of amounts charged to or paid by the government. There can be no assurance that such disallowances will not be claimed or imposed against the Company, and if imposed, will not have a material impact on the Company.

     National and global political, social and economic events may affect the U.S. national security programs. Contracts made with the U.S. government are normally subject to annual approval of funding. Limitations imposed on spending by the U.S. government agencies, which might result from efforts to reduce the Federal deficit or for other reasons, may limit both the continued funding of existing contracts with the U.S. government and the ability to obtain additional contracts. No assurance can be given that the current level of government spending for national security programs will continue, that the U.S. government will continue its commitment to programs in which TASC's and Disclosure's products and services are applicable or that TASC and Disclosure will not be adversely affected by any decline in that spending or commitment by the U.S. government. These limitations, if significant, could have a material adverse effect on the Company.

DEPENDENCE ON TECHNICAL PERSONNEL; NEED FOR SECURITY CLEARANCES

     The Company's future success is dependent upon its ability to attract and retain highly skilled personnel. The market for these professionals is competitive. There can be no assurance that the Company will continue to be successful in its efforts to attract and retain such qualified professionals.

     TASC is involved in a number of classified programs. TASC's ability to maintain its current base of business and to grow in the future is based in part upon its ability to provide employees and facilities which meet rigorous U.S. government security requirements. There can be no assurance that TASC will be able to meet such requirements in the future. See "Business -- Applied Information Technology Market -- TASC -- Government Business."

TECHNOLOGICAL CHANGES

     The Company operates principally in the information services industry, which is a rapidly changing industry. Even if the Company remains abreast of the latest developments and available technology in the industry, it could be adversely affected by such developments and technological advances and the introduction of new products and services in the information services industry. The future success of the Company will depend significantly on its ability to develop and deliver technologically advanced quality products and services. The Company's future results of operations could be adversely affected by the cost of developing such products and services.

LEVEL OF INDEBTEDNESS


     The Company has substantial indebtedness, and after the application of the net proceeds from the offering of 3,500,000 shares of Common Stock by the Company to repay certain outstanding indebtedness, the Company will continue to have substantial indebtedness. At September 30, 1995, after giving effect to the application of $55.0 million of the net proceeds from such offering to repay certain indebtedness, the Company would have had consolidated total debt of $273.2 million and consolidated common shareholders' equity of $329.2 million. See "Capitalization." Subject to certain restrictions on the Company and certain subsidiaries, including the satisfaction of certain debt coverage tests, the Company and its subsidiaries may incur additional indebtedness from time to time for general corporate purposes, including but not limited to, acquisitions and capital expenditures.


FOREIGN CURRENCY EXCHANGE RATE RISK

     International revenues accounted for 19.5% of the Company's pro forma 1994 revenues. Since not all of the Company's revenues and expenses are incurred in U.S. dollars, the Company's operations have been and may continue to be affected by fluctuations in currency exchange rates. The Company engages in hedging activities including foreign currency options and forward contracts, in order to minimize the ongoing exposure to foreign currency exchange risk with respect to its foreign source operating income and cash flows. In 1994, the Company recorded a $1.3 million loss before income taxes for foreign currency contracts that were finalized or adjusted to market value.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Common Stock by the Company (after deducting underwriting discounts and commissions and other expenses in connection with the offering payable by the Company), are estimated at approximately $86.3 million (or approximately $100.4 million if the over-allotment option is exercised in full). The Company intends to use such net proceeds to repay all borrowings outstanding under the Credit Facility and accrued interest thereon, and all amounts outstanding under the TASC Loan plus accrued and unpaid interest. The Credit Facility and the TASC Loan were incurred June 29, 1995 in connection with the acquisition of Disclosure and its affiliates. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."



     The Company's $75 million revolving credit facility (the "Credit Facility") expires on October 15, 2000. Interest on outstanding borrowings under the Credit Facility is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest or, at the Company's option, at 0.50% above the higher of the current prevailing Federal Funds rate plus 0.50% or the prime rate of interest. At September 30, 1995, $40 million was outstanding under the Credit Facility at a weighted average interest rate of 8.031%. The total size of the Credit Facility will not be reduced following the offering and will remain available for future borrowings, subject to the terms thereunder.



     The TASC $15 million unsecured loan (the "TASC Loan") is due June 28, 1996. Interest on outstanding borrowings under the TASC Loan is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest or, at the Company's option, at 0.50% above the higher of the current prevailing Federal Funds rate plus 0.50% or the prime rate of interest. At September 30, 1995, $15 million was outstanding under the TASC Loan at a weighted average interest rate of 7.625%.



     The remainder of the net proceeds from the sale of the Common Stock by the Company estimated to be approximately $31.3 million, will be available for general corporate purposes, including, but not limited to, investments in its existing business and acquisitions. The Company has no present commitments or agreements as to any specific acquisition transactions.


     The Company will not receive any of the proceeds from the sale of 288,000 shares of Common Stock by the Selling Shareholders. The Company will pay all expenses incurred in the offering (other than the underwriting discounts and commissions on the shares sold by the Selling Shareholders).

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange ("NYSE") and on the Pacific Stock Exchange under the symbol "PMK." The table below sets forth, for the calendar periods indicated, the high and low intra-day sales price per share of the Common Stock as reported on the NYSE Composite Tape.


                                                                                 HIGH     LOW
                                                                                 ----     ---
1993
  First Quarter................................................................  $16 3/8  $12 3/4
  Second Quarter...............................................................   15 3/4   11 5/8
  Third Quarter................................................................   13 3/8   10 3/4
  Fourth Quarter...............................................................   13 5/8   10 1/2
1994
  First Quarter................................................................   15       11
  Second Quarter...............................................................   14 5/8   11 1/8
  Third Quarter................................................................   13 3/8   11 1/8
  Fourth Quarter...............................................................   13 1/4   12 1/4
1995
  First Quarter................................................................   14 1/2   12 3/4
  Second Quarter...............................................................   18 3/4   14 1/2
  Third Quarter................................................................   26 1/4   17 5/8
  Fourth Quarter (through November 3, 1995)....................................   26       21 7/8



     The closing sales price for the shares of Common Stock as reported on the NYSE Composite Tape on November 3, 1995 was $26.00.


                                DIVIDEND POLICY

     Since 1988, the Company has not paid cash dividends on its Common Stock. The Company currently intends to retain its earnings for future growth and therefore does not anticipate paying any cash dividends in the foreseeable future. See the Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference concerning restrictions on dividends.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization and cash of the Company as of September 30, 1995, as adjusted to give effect to the receipt and application by the Company of the estimated net proceeds to the Company from the sale of 3,500,000 shares of Common Stock by the Company in the offering and the exercise of stock options in connection with the offering by the Selling
Shareholders. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference.



                                                                         SEPTEMBER 30, 1995
                                                                     ---------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                     --------     --------------
                                                                           (IN THOUSANDS)
Cash...............................................................  $ 11,809        $ 44,018
                                                                     ========        ========
Short-term debt:
  Primark Revolving Credit Facility................................  $ 40,000        $      0
  TASC Term Loan due 1996..........................................    15,000               0
                                                                     --------        --------
          Total short-term debt....................................    55,000               0
                                                                     --------        --------
Long-term debt (including current maturities):
  Primark Term Loan due 2002.......................................   125,000         125,000
  Primark 8.75% Senior Notes due 2000..............................   111,105         111,105
  PSLC 8.82% Senior Note due 2010..................................    32,440          32,440
  Capital lease and other obligations..............................     4,633           4,633
                                                                     --------        --------
          Total long-term debt.....................................   273,178         273,178
                                                                     --------        --------
Total debt.........................................................   328,178         273,178
Series A Preferred Stock...........................................    16,874          16,874
                                                                     --------        --------
Common shareholders' equity:
  Common Stock, without par value; 65,000,000 shares authorized;
               19,038,865 shares(1) and 22,742,142 shares,
     respectively, issued and outstanding at $0.02 stated value....       398             468
  Additional paid-in capital.......................................   115,177         202,735
  Retained earnings................................................   137,085         137,085
  Treasury stock, unearned compensation and cumulative foreign
     currency translation adjustment...............................    (8,930)        (11,071)
                                                                     --------        --------
          Total common shareholders' equity........................   243,730         329,217
                                                                     --------        --------
Total capitalization...............................................  $588,782        $619,269
                                                                     ========        ========


---------------

(1) Excludes 4,671,912 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plans of which 3,663,165 options were exercisable as of September 30, 1995.


                       SELECTED CONSOLIDATED HISTORICAL
                   AND PRO FORMA FINANCIAL AND OPERATING DATA


     The following table sets forth selected consolidated historical and pro forma financial and operating data concerning the Company. With the exception of
(i) the selected data as of September 30, 1995 and for the nine months ended
September 30, 1995 and 1994, (ii) the pro forma data for the nine months ended
September 30, 1995 and the fiscal year ended December 31, 1994 and (iii) the as adjusted data for September 30, 1995, the "Income Statement Data," "Other
Operating and Financial Data" and "Balance Sheet Data" are derived from historical consolidated financial statements of the Company. The Company's consolidated financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 are incorporated by reference in this Prospectus and have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon is also incorporated by reference herein. The selected financial data as of September 30, 1995 and for the nine months ended September 30, 1995 and 1994 have been derived from the unaudited interim consolidated financial statements of the Company incorporated by reference in this Prospectus. The selected pro forma data are derived from the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto incorporated herein by reference, the information contained in "Management's Discussion and Analysis of Financial Condition and Results of
Operations" and the Unaudited Pro Forma Consolidated Financial Statements and
Notes thereto appearing elsewhere in this Prospectus.


                                                                                                           NINE MONTHS
                                             YEAR ENDED DECEMBER 31,                                   ENDED SEPTEMBER 30,
                       --------------------------------------------------------------------     ---------------------------------
                                             HISTORICAL                                              HISTORICAL
                       -------------------------------------------------------    PRO FORMA     --------------------    PRO FORMA
                        1990      1991(1)     1992(1)       1993        1994       1994(2)        1994        1995       1995(2)
                       -------    --------    --------    --------    --------    ---------     --------    --------    ---------
                                               (IN THOUSANDS EXCEPT STATISTICAL DATA AND PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues.... $12,394    $133,647    $344,959    $444,015    $477,026    $562,600      $352,400    $447,612    $498,888
Cost of services......   1,262      97,324     251,891     292,942     309,158     355,981       230,739     296,763     322,881
Selling, general and
  administrative......  17,566      36,609      59,622      87,606     102,295     120,086        72,660      83,544      96,625
Depreciation..........     384       2,218       6,211      10,910      12,091      16,926         8,491      10,514      12,843
Amortization of
  goodwill and other
  intangible assets...     178       1,401       5,496      15,287      15,446      22,783        11,384      15,612      20,599
                       -------    --------    --------    --------    --------    ---------     --------    --------    ---------
Operating income
  (loss)..............  (6,996)     (3,905)     21,739      37,270      38,036      46,824        29,126      41,179      45,940
Interest expense
  (income) -- net.....  (7,350)     (3,963)      3,863      13,799      13,524      28,382        10,171      13,065      19,418
Foreign currency
  transaction loss
  (gain) -- net.......      --          --      (1,130)      1,477       1,329       1,329         1,239       2,184       2,184
Other expense
  (income)............   1,664      (1,231)      2,480         720        (334)        128          (263)        863         916
Income tax expense
  (benefit)...........  (1,783)        237       7,306       9,545       9,767       9,929         7,994      11,336      11,703
                       -------    --------    --------    --------    --------    ---------     --------    --------    ---------
Income from continuing
  operations.......... $   473    $  1,052    $  9,220    $ 11,729    $ 13,750    $  7,056      $  9,985    $ 13,731    $ 11,719
                       =======    ========    ========    ========    ========    ========      ========    ========    =========
Earnings per share
  from continuing
  operations(3).......   $0.02       $0.03       $0.41       $0.52       $0.62       $0.28         $0.45       $0.63       $0.53
Net income (loss)
  applicable
  to Common Stock..... $(5,536)       $375      $5,821      $4,087     $12,316      $5,622        $8,909     $12,121     $10,109
Weighted average
  shares of Common
  Stock outstanding...  19,320      19,689      19,388      19,805      19,909      19,909        19,905      20,097      20,097
OTHER OPERATING AND
  FINANCIAL DATA:
EBITDA(4)............. $(6,434)      $(286)    $33,446     $63,467     $65,573     $86,533       $49,001     $67,305     $79,382
EBITDA as a % of
  operating
  revenues............      NM          NM         9.7%       14.3%       13.7%       15.4%         13.9%       15.0%       15.9%
Capital expenditures
  and capitalized
  software............  $1,584      $4,922      $8,767     $16,688     $26,988     $33,809       $15,935     $18,215     $21,289

                                                                   DECEMBER 31,                             SEPTEMBER 30, 1995
                                             --------------------------------------------------------    ------------------------
                                               1990        1991        1992        1993        1994       ACTUAL   AS ADJUSTED(5)
                                             --------    --------    --------    --------    --------    --------  --------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets............................   $148,692    $129,103    $140,392    $124,029    $134,998    $172,343     $204,552
Goodwill and other intangible assets --
  net.....................................         49     108,480     301,151     290,013     285,625     469,634      469,634
Property, plant and equipment -- net......     17,985      29,575      43,357      44,682      53,477      68,996       68,996
Other noncurrent assets...................     40,455      42,630      39,504      38,854      33,816      47,340       47,340
                                             --------    --------    --------    --------    --------    --------     --------
Total assets..............................   $207,181    $309,788    $524,404    $497,578    $507,916    $758,313     $790,522
                                             ========    ========    ========    ========    ========    ========     ========
Accounts payable and other current
  liabilities.............................   $  6,216    $ 35,043    $ 76,901    $ 80,152    $ 92,201    $137,224     $138,946
Total debt and capital lease obligations
  (including current maturities)..........        250      55,182     204,545     169,458     150,833     328,178      273,178
Other noncurrent liabilities..............      7,749       8,980      24,881      22,960      23,227      32,307       32,307
Series A Preferred Stock..................         --      15,190      16,522      16,874      16,874      16,874       16,874
Common shareholders' equity...............    192,966     195,393     201,555     208,134     224,781     243,730      329,217
                                             --------    --------    --------    --------    --------    --------     --------
Total liabilities and shareholders'
  equity..................................   $207,181    $309,788    $524,404    $497,578    $507,916    $758,313     $790,522
                                             ========    ========    ========    ========    ========    ========     ========


---------------

(1) The Company acquired TASC in August 1991 and Datastream in September 1992. The financial data for the years ended December 31, 1991 and 1992 include the operations of TASC and Datastream, respectively, from their date of acquisition.

(2) Gives effect to the June 29, 1995 acquisition of Disclosure and its affiliates (the "Transaction"), assuming the Transaction occurred on January 1, 1994. Pro forma 1994 results include the operating results of I/B/E/S from its June 30, 1994 date of acquisition by Disclosure. The $185 million portion of the $200 million cash purchase price was financed with: (i) a $125 million term loan, (ii) $45 million in borrowings under a $75 million revolving credit facility, and (iii) a $15 million unsecured term loan to TASC. See "Unaudited Pro Forma Consolidated Financial Information."

(3) Earnings per share represents earnings per common and common equivalent share before discontinued operations and extraordinary items.

(4) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles.

(5) As adjusted to give effect to the offering of 3,500,000 shares of Common Stock by the Company, the application of the net proceeds therefrom and the exercise of stock options in connection with the offering by the Selling Shareholders. See "Capitalization," "Use of Proceeds," and "Selling Shareholders."




NM means not meaningful

                      PRIMARK CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION


     The unaudited pro forma consolidated financial information presented herein gives effect to the Company's acquisition of Disclosure and its affiliates. For purposes of the Unaudited Pro Forma Consolidated Financial Information, the term "Disclosure" shall mean Disclosure, Incorporated and its affiliates. The Unaudited Pro Forma Consolidated Statements of Income for the nine months ended September 30, 1995 and for the year ended December 31, 1994 assume that the Transaction occurred on January 1, 1994. Accordingly, the pro forma financial information for the 1995 period is based upon the historical financial statements of Primark for the nine months ended September 30, 1995 and Disclosure for the six months ended June 30, 1995. The pro forma financial information for 1994 is based upon the historical financial statements of Primark and Disclosure for the twelve months ended December 31, 1994. Certain reclassifications have been made to the historical income statements of Disclosure to conform with the historical income statement presentation of the Company.


     The Unaudited Pro Forma Consolidated Statements of Income include the accounts of Disclosure and give effect to events that are directly attributable to the Transaction and expected to have a continuing impact on the Company. Explanations for these adjustments are included in the Notes to the Unaudited Pro Forma Consolidated Financial Statements.

     It should be noted that the Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 1994 only reflects six months of the historical operating results of I/B/E/S which was acquired by Disclosure in June 1994 and Vestek whose operations were acquired by the Company in June 1994. Combined, these acquisitions represent less than ten percent of consolidated operating income. With the exception of this matter, the Company knows of no specific matters that would cause the unaudited pro forma consolidated financial information included herein not to be indicative of future operations. However, such pro forma operating results have been prepared for comparative purposes only and do not necessarily represent actual operating results that may occur in the future or that would have occurred had the Transaction been consummated on the above-mentioned assumed date.


     The Company's Unaudited Consolidated Statement of Financial Position as of September 30, 1995 and Notes 2 and 3 of the Notes to the Consolidated Financial Statements, as contained in the Company's Form 10-Q for the third quarter ended September 30, 1995, reflect the Transaction and are incorporated herein by reference. The Company's Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical financial statements of Primark and Disclosure incorporated herein by reference and the information contained in the Company's "Management's Discussion and Analysis of Financial Condition and Results of Operations."


              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME


                                                        NINE MONTHS ENDED SEPTEMBER 30, 1995
                                            -------------------------------------------------------------
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                              DISCLOSURE
                                              PRIMARK           THROUGH
                                            CONSOLIDATED   JUNE 30, 1995(a)    ADJUSTMENTS      PRO FORMA
                                            ------------   -----------------   -----------      ---------
Operating revenues........................    $447,612          $51,356          $   (80)(1)    $ 498,888
                                              --------          -------          -------         --------
Operating expenses:
  Cost of services........................     296,763           26,118                           322,881
  Selling, general and administrative.....      83,544           13,900             (819)(2)       96,625
  Depreciation............................      10,514            2,329                            12,843
  Amortization of goodwill and other
     intangible assets....................      15,612            3,307            2,686(3)        20,599
                                                                                  (1,006)(4)
                                              --------          -------          -------         --------
  Total operating expenses................     406,433           45,654              861          452,948
                                              --------          -------          -------         --------
  Operating income........................      41,179            5,702             (941)          45,940
                                              --------          -------          -------         --------
Other income and (deductions):
  Investment income.......................         757              339             (625)(5)          191
                                                                                    (280)(4)
  Interest expense........................     (13,822)            (788)          (5,710)(6a)     (19,609)
                                                                                     711(4)
  Foreign currency transaction
     loss -- net..........................      (2,184)                                            (2,184)
  Other...................................        (863)             (79)              26(6b)         (916)
                                              --------          -------          -------         --------
     Total other income and
       (deductions).......................     (16,112)            (528)          (5,878)         (22,518)
                                              --------          -------          -------         --------
Income before income taxes and
  extraordinary item......................      25,067            5,174           (6,819)          23,422
Income tax expense (benefit)..............      11,336            2,319           (1,952)(7)       11,703
                                              --------          -------          -------         --------
Income before extraordinary item..........      13,731            2,855           (4,867)          11,719
Dividends on preferred stock..............      (1,076)                                            (1,076)
                                              --------          -------          -------         --------
Income before extraordinary item
  applicable to common stock..............    $ 12,655          $ 2,855          $(4,867)       $  10,643
                                              ========          =======          =======         ========
Earnings per common and common equivalent
  share before extraordinary item.........    $   0.63                                          $    0.53
                                              ========                                           ========
Weighted average common and common
  equivalent shares outstanding...........      20,097                                             20,097
                                              ========                                           ========



(a) Amounts for Disclosure represent historical operating results for the six months ended June 30, 1995. Operating results for the three months ended September 30, 1995 are included in the Primark Consolidated column.



The notes to the unaudited pro forma consolidated financial statements are an integral part of this statement.



              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                         TWELVE MONTHS ENDED DECEMBER 31, 1994
                                               ---------------------------------------------------------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                 PRIMARK                                          PRO
                                               CONSOLIDATED     DISCLOSURE     ADJUSTMENTS       FORMA
                                               ------------     ----------     -----------      --------
Operating revenues...........................    $477,026        $ 85,972       $    (398)(1)   $562,600
                                                 --------        --------       ---------       --------
Operating expenses:
  Cost of services...........................     309,158          46,823                        355,981
  Selling, general and administrative........     102,295          17,791                        120,086
  Depreciation...............................      12,091           4,835                         16,926
  Amortization of goodwill and other
     intangible assets.......................      15,446           3,388          5,704(3)       22,783
                                                                                  (1,755)(4)
                                                 --------        --------       ---------       --------
  Total operating expenses...................     438,990          72,837           3,949        515,776
                                                 --------        --------       ---------       --------
  Operating income...........................      38,036          13,135          (4,347)        46,824
                                                 --------        --------       ---------       --------
Other income and (deductions):
  Investment income..........................         722             174            (722)(5)         76
                                                                                      (98)(4)
  Interest expense...........................     (14,246)           (940)        (14,114)(6a)   (28,458)
                                                                                      842(4)
  Foreign currency transaction loss - net...       (1,329)                                        (1,329)
  Other......................................         334            (575)            113(6b)       (128)
                                                 --------        --------       ---------       --------
     Total other income and (deductions).....     (14,519)         (1,341)        (13,979)       (29,839)
                                                 --------        --------       ---------       --------
Income before income taxes...................      23,517          11,794         (18,326)        16,985
Income tax expense (benefit).................       9,767           5,250          (5,088)(7)      9,929
                                                 --------        --------       ---------       --------
Income from operations.......................      13,750           6,544         (13,238)         7,056
Dividends on preferred stock.................      (1,434)                                        (1,434)
                                                 --------        --------       ---------       --------
Income applicable to common stock............    $ 12,316        $  6,544       $ (13,238)      $  5,622
                                                 ========        ========       =========       ========
Earnings per common and common equivalent
  share......................................    $   0.62                                       $   0.28
                                                 ========                                       ========
Weighted average common and common equivalent
  shares outstanding.........................      19,909                                         19,909
                                                 ========                                       ========

The notes to the unaudited pro forma consolidated financial statements are an integral part of this statement.

                      PRIMARK CORPORATION AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                       CONSOLIDATED STATEMENTS OF INCOME

1.  CONFORMANCE OF ACCOUNTING POLICY

     In connection with the Transaction, Disclosure has changed its accounting policy with respect to revenue recognition of certain subscription sales to conform with the policies of Primark Corporation and provide consistency with its other subsidiaries. The Unaudited Pro Forma Consolidated Statements of Income (the "Pro Forma Income Statements") give effect to the revenues which would have been deferred under the revenue recognition policies of Primark Corporation.

2.  NON-RECURRING ADJUSTMENTS


     The Pro Forma Income Statements presented exclude the effects of certain non-recurring charges directly attributable to the Transaction. For purposes of presenting income from operations before non-recurring charges, the after-tax extraordinary loss on the early extinguishment of debt of $534,000 was excluded from the Pro Forma Income Statement for the nine months ended September 30, 1995. Additionally, the Pro Forma Income Statement for the nine months ended September 30, 1995 has been adjusted to exclude $819,000 of non-recurring bonus and severance charges incurred by Disclosure which were contingent upon its acquisition by Primark.


3.  AMORTIZATION OF INTANGIBLE ASSETS AND DEBT ISSUE COSTS


     The Transaction was accounted for as a purchase. Accordingly, the Transaction purchase price of $200,000,000 along with approximately $6,076,000 of related acquisition fees, was allocated to Disclosure's tangible and intangible net assets acquired based upon their estimated fair values. Allocations made to certain intangible net assets acquired consisted of the following (in thousands of dollars):


                                                               COST            LIFE
                                                              -------     ---------------
        Non-compete covenants...............................  $ 2,417     2 to 3.5 years
        Database............................................    2,600     5 years
        Unfavorable lease commitment........................   (3,738)    8.5 years
                                                              -------
                                                              $ 1,279
                                                              =======

     These intangible net assets, along with related net deferred tax assets of approximately $293,000, are being amortized to income on a straight-line basis over their estimated useful lives (recognition of deferred income tax assets is reflected in income tax expense (Note 7)). Additionally, the Company allocated $10,323,000 to net tangible assets and liabilities. The excess of the Transaction purchase price over the estimated fair value of total net assets acquired was allocated to goodwill. Of the total $188,105,000 allocated to goodwill, $16,360,000 was attributed to I/B/E/S and is being amortized to income on a straight-line basis over 25 years. The remaining portion will be amortized on a straight-line basis over 40 years.


     Approximately $4,737,000 of the total $6,076,000 acquisition fees represent debt issue costs incurred in connection with obtaining the external financing for the Transaction (Note 6a). These costs were capitalized and are being amortized to income over the related debt terms.


     The Pro Forma Income Statements give effect to the periodic amortization of all intangible assets and debt issue costs that would have resulted during the periods presented.

4.  TRANSACTIONS WITH VNU

     The Pro Forma Income Statements give effect to the exclusion of Disclosure's net interest income and expense relative to transactions with its previous parent company, VNU International Inc. ("VNU") which

                      PRIMARK CORPORATION AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                CONSOLIDATED STATEMENTS OF INCOME -- (CONTINUED)

would not have occurred had the Company owned Disclosure for the pro forma periods presented. Also reflected is the exclusion of goodwill amortization related to Disclosure's previous acquisitions.

5.  INVESTMENT INCOME


     Of the $200,000,000 cash consideration paid, along with approximately $6,076,000 of cash that was paid for debt issue costs and other acquisition fees associated with the Transaction, $21,076,000 was funded with the Company's cash balances. Accordingly, had the Transaction occurred on January 1, 1994, the Company would have earned lower investment income on reduced cash balances due to the Transaction funding. The Company's consolidated cash balances would also have been reduced by the payment of principal, interest and bank fees on the external financing.


     The Pro Forma Income Statements give effect to the lower investment income that would have been earned during the periods presented. Such calculations were based upon the actual weighted average investment yields earned during those periods.

6.  TRANSACTION FINANCING

  a. INTEREST COSTS

     The Company obtained $215,000,000 of external financing, of which $185,000,000 was used to finance the cash consideration paid in the acquisition. Bank financing was obtained through a $125,000,000 term loan and a $45,000,000 draw on a $75,000,000 revolving line of credit, pursuant to a Term Loan Agreement (the "Term Loan") and a Revolving Credit Facility (the "Credit Facility") entered into June 29, 1995. The remaining $15,000,000 of bank financing was obtained pursuant to a Loan Agreement (the "Loan") dated June 29, 1995 between the Company's wholly-owned subsidiary TASC, Inc. ("TASC") and Mellon Bank, N.A.

     The Credit Facility replaced the Company's prior $75,000,000 credit agreement due to expire in 1996. The new Credit Facility expires on October 15, 2000. Interest on outstanding borrowings is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest. For purposes of this presentation, the outstanding balance on the Credit Facility is presumed to have been reduced by the net cash sweeps which would have been received from Disclosure. Beginning in 1997, the Company is eligible for performance pricing adjustments, based upon meeting certain financial tests, which would reduce the applicable interest rate margins.

     The Company's Term Loan is due June 30, 2002. Principal payments are due semi-annually commencing on December 31, 1997. For purposes of this presentation, it is assumed that no principal prepayments were made. Interest on outstanding borrowings under the Term Loan is payable at a rate of 2.0% above the current prevailing LIBOR rate of interest.

     TASC's Loan is due June 28, 1996. For purposes of this presentation, it is assumed that semi-annual payments commenced on June 30, 1994. Interest on outstanding borrowings under the Loan is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest.

     The Pro Forma Income Statements give effect to the periodic interest charges on the external financing that would have been incurred during the periods presented.

  b. BANK FEES

     Commitment fees on the Company's $75,000,000 revolving line of credit are payable quarterly at a rate of 0.375% per annum on the average daily unused portion of the facility. For purposes of this presentation, the unused commitment is based upon the anticipated balance outstanding at the end of each quarter (See

                      PRIMARK CORPORATION AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                CONSOLIDATED STATEMENTS OF INCOME -- (CONTINUED)

Note 6a). A $100,000 per annum agent's fee is also payable semi-annually in advance. The Pro Forma Income Statements give effect to these periodic expenses that would have been incurred during the periods presented.

7.  INCOME TAXES

     The Pro Forma Income Statements have been adjusted to reflect the combined amount that would have been accrued for income taxes had the Transaction occurred on January 1, 1994.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis for the nine months ended September 30, 1995 and for the fiscal year ended December 31, 1994 should be read in conjunction with "Selected Consolidated Historical and Pro Forma Financial and Operating Data" and the Company's Unaudited Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The discussion and analysis for the fiscal year ended December 31, 1994 is extracted from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and does not give effect to the acquisition of Disclosure. For financial reporting purposes, the Company has three segments: the Information Services segment, the Transportation Services segment and the Financial Services segment. The Information Services segment is comprised of TASC, Datastream, Vestek, Disclosure, I/B/E/S and Wellmark Incorporated ("Wellmark"). The Transportation Services segment is comprised of TIMCO and the Financial Services segment is comprised of PSLC.


RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 1995



     For the three and nine months ended September 30, 1995, Primark reported net income applicable to Common Stock of $4.3 million ($0.21 per share) and $12.1 million ($0.60 per share), respectively. These results reflect increases of 48.4% and 36.1% over the respective 1994 periods.



     Primark completed the purchase of Disclosure, I/B/E/S and a 50% interest in Worldscope on June 29, 1995. The acquisition was accounted for as a purchase, and as such, the operating results of the acquired companies are included in Primark's consolidated results from June 29, 1995. While Disclosure and I/B/E/S positively impacted net income for the three and nine month periods, most of the increase was the result of improvements in operating income and higher revenue growth in all of Primark's information and transportation businesses.



     Revenues increased 39.4% and 27.0%, for the three and nine months when compared to the respective 1994 periods. Excluding the revenues of Disclosure and I/B/E/S, Primark recorded increases of 18.0% and 19.7% for the three and nine months ended September 30, 1995 over the comparable 1994 periods. For the three months ended September 30, 1995, Primark's operating income margin was 9.6% compared to 8.6% for the same 1994 period. The improvement reflects the addition of the recently acquired higher margin businesses into the mix. Net income for the 1995 third quarter was favorably impacted by a $0.9 million reduction in currency losses over the 1994 third quarter. The nine month comparisons were also favorably impacted by the sale of Wellmark in May of 1994 and the elimination of associated losses. The operating improvements in the third quarter were offset by increased amortization and interest expense related to the acquisition. Amortization expense increased $3.0 million and $4.2 million for the three and nine month periods, respectively, compared to the 1994 periods. Interest cost also increased $3.5 million and $3.2 million for the quarter and year to date periods, respectively, when compared to last year.



     The year to date period reflects a net extraordinary loss of $534 thousand ($0.03 per share) related to the write off of deferred bank costs associated with Primark's revolving credit facility, which was refinanced as part of the debt incurred to finance the acquisition. Net income before the extraordinary loss was reported at $13.7 million or $0.63 per share for the 1995 nine month period.




OPERATING RESULTS BY SEGMENT


                                                              THREE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                          ---------------------
                                                           1995           1994        CHANGE
                                                          ------         ------       ------
                                                                    (IN MILLIONS)
    OPERATING REVENUES:
      Information Services..............................  $146.7         $106.6       $40.1
      Transportation Services...........................  $ 20.3         $ 12.5       $ 7.8
      Financial Services................................  $  1.7         $  1.9       $(0.2)
    OPERATING INCOME:
      Information Services..............................  $ 15.1         $  9.7       $ 5.4
      Transportation Services...........................  $  1.6         $  1.0       $ 0.6
      Financial Services................................  $  1.0         $  1.1       $(0.1)

                                                               NINE MONTHS
                                                           ENDED SEPTEMBER 30,
                                                          ---------------------
                                                           1995           1994        CHANGE
                                                          ------         ------       ------
                                                                    (IN MILLIONS)
    OPERATING REVENUES:
      Information Services..............................  $382.8         $310.3       $72.5
      Transportation Services...........................  $ 59.6         $ 36.2       $23.4
      Financial Services................................  $  5.2         $  5.9       $(0.7)
    OPERATING INCOME:
      Information Services..............................  $ 37.1         $ 26.5       $10.6
      Transportation Services...........................  $  5.4         $  2.6       $ 2.8
      Financial Services................................  $  3.0         $  3.4       $(0.4)



     The acquisition of Disclosure and I/B/E/S significantly increased the size and contribution of Primark's information services segment, which reported increased revenues and operating income of $40.1 million and $5.4 million, respectively, for the three months ended September 30, 1995. The acquisition accounted for $25.9 million of the increase in information service revenues for the current quarter. The year to date revenues and operating income of the information services segment reflect the results of I/B/E/S and Disclosure from June 29, 1995 and continued strong sales from Primark's other businesses. With the acquisition, Primark has now focused its information service segment in two distinct but related markets within the information services industry, financial information and applied information technology. The Company's financial information businesses include Datastream, Disclosure, I/B/E/S and Vestek and accounted for $59.3 million of the three month revenues. Worldscope is accounted for by the equity method and therefore is not included in the Company's revenues.



     Within the financial information market, all of Primark's businesses showed significant revenue growth over the respective 1994 periods. As a result of the acquisitions of Vestek in June 1994 and Disclosure and I/B/E/S in June of 1995, only Datastream is comparably represented in both the three and nine month periods. Datastream's three and nine month revenues increased 13.2% and 19.4% over the comparable 1994 periods. Because of the relatively weak dollar against foreign source billings, revenues for the three and nine month periods reflect a $1.8 million and $6.8 million favorable impact of currencies. Excluding the effect of currency, Datastream increased year to date revenues 10.8% over the nine months ended September 30, 1994. Datastream's research product represents 80% of sales and has increased its revenues 15.4% over the comparable 1994 year to date period. Datastream's new fund management product has continued its trend of slow sales due to delays in new customer system introductions. Excluding currencies, all geographic regions served by Datastream reflect year to date growth over 1994, with the United Kingdom up 3.2%, Continental Europe up 15.9%, the Pacific basin up 17.3% and North America up 34.0%.



     Primark's applied information technology business is represented by TASC and its subsidiary, WSI. For the three and nine months ended September 30, 1995, TASC's total revenues grew 12.8% and 12.1%, respectively, when compared to the same periods of 1994. This growth was accomplished despite the loss of $4.0 million and $12.3 million in Ballistic Missile Defense Organization ("BMDO") revenues during both respective 1995 periods. TASC's other government businesses, except for BMDO, grew 18.4% for the quarter and 18.0% year to date. As of September 30, 1995, TASC's backlog increased 53% to $485 million over the June 30, 1995 backlog of $316 million. Consistent with the results of the first two quarters of 1995, TASC's commercial revenues continued to grow over 20% when compared to last year.



     The Company's transportation segment also experienced significant growth in revenue of $7.8 million (61.7%) and $23.4 million (64.7%) during the 1995 three and nine months periods, respectively, when compared to the same periods of last year. Most of this growth is a direct result of expanding TIMCO's hangar capacity in the fourth quarter of 1994. Because of the strong demand for TIMCO's maintenance capabilities, Primark has initiated additional hangar expansion set to be completed and available for operation at the end of the fourth quarter of 1995.

     The Company's financial service billings are based on plant net of depreciation, creating decreasing revenues and operating income over time.


TWELVE MONTHS ENDED DECEMBER 31, 1994

     Primark reported 1994 net income available for common stock of $12.3 million ($0.62 per share) compared to $4.1 million ($0.21 per share) in 1993. A significant portion of the $8.2 million improvement is due to a $3.6 million loss for discontinued operations and a $2.7 million extraordinary loss related to the 1993 debt refinancing and required write-off of deferred bank charges. The 1993 loss for discontinued operations was primarily due to the sale of Westmark Mortgage Corporation ("Westmark") at a loss of $1.6 million. There was no gain or loss recorded for discontinued operations in 1994. Continuing operations for 1994 improved $2.0 million over 1993, with information and transportation services demonstrating improvements in net income over the prior year.

     Primark's total 1994 revenues of $477.0 million grew 7.4% over 1993, largely due to increased sales at Datastream and growth at TASC. However, operating income increased only 2.1% in 1994 due to costs associated with Datastream's expansion in the U.S. market and reduced revenues associated with TASC's loss of the BMDO contract. The BMDO contract was lost in a competitive bidding process, with work ending on December 31, 1994. BMDO revenues have been falling steadily over the past several years. In 1994, TASC recorded BMDO revenues of $16.5 million compared to $40.6 million in 1993. Had BMDO revenues remained constant with 1993 levels, Primark's overall revenues for 1994 would have grown 12.9% and operating income 8.6% over 1993. While the Company is disappointed that the BMDO contract was lost, it is confident that its revenues will be replaced by new business, as the Company was able to do in 1994 with a much larger $24.1 million fall-off of BMDO contract revenues.

     Net income for 1994 includes several nonoperating items. The Company sold Wellmark in May of 1994 for a $1.4 million ($0.07 per share) after-tax profit. The Company also experienced a loss of $813 thousand ($0.04 per share) on the restructuring of two notes associated with the sale of Westmark. Accounting regulations required these costs be recorded in continuing operations. The Company experienced a $1.3 million pre-tax loss on foreign exchange transactions in 1994; the year 1993 reflects a similar $1.5 million loss. The currency losses for both years reflect normal exchange movements in the Company's exposed currencies and the effect of such movements on essential hedges, as well as foreign denominated assets.

     Net income applicable to common stock for 1993 of $4.1 million decreased $1.7 million ($0.09 per share) over 1992 earnings of $5.8 million ($0.30 per share). The decline reflected the $2.7 million loss on extraordinary items noted above, as well as $1.5 million of increased losses from discontinued operations. The 1992 discontinued earnings were adversely affected by the sale of General Transport Systems, Inc. for a loss of $1.5 million, with total discontinued operations reporting a loss of $2.0 million during 1992. Net income from continuing operations for 1993 of $11.7 million ($0.52 per share) increased $2.5 million over 1992. The improvement in continuing operations over 1992 was primarily due to the recording of a full year of Datastream's operations. As Datastream was purchased in September of 1992, the year 1992 only reflected two full months of operating results. Partially offsetting the operating results were increased cost on foreign exchange transactions and interest charges. The Company incurred $1.5 million of foreign currency losses in 1993 compared to gains of $1.1 million in 1992. Net interest costs increased $9.9 million in 1993, due to the effect of a full year of Datastream related acquisition debt. Revenues associated with TASC's BMDO contract decreased from $55.6 million in 1992 to $40.6 million in 1993. Despite this fall-off, TASC was still able to grow its 1993 revenues by 6.0% with similar improvements in operating income.


OPERATING RESULTS BY SEGMENT

     The operating results of the Company's business segments are as follows:


                                                                      FOR YEAR ENDED
                                                               ----------------------------
                                                                1994       1993       1992
                                                               ------     ------     ------
                                                               (IN MILLIONS)
    OPERATING REVENUES:
      Information Services...................................  $423.2     $395.1     $298.7
      Transportation Services................................  $ 46.3     $ 40.8     $ 35.3
      Financial Services.....................................  $  7.5     $  8.1     $ 10.9
    OPERATING INCOME:
      Information Services...................................  $ 36.7     $ 34.8     $ 19.5
      Transportation Services................................  $  3.0     $  1.6     $  0.7
      Financial Services.....................................  $  4.5     $  4.7     $  7.5


     Primark's revenues have increased during each of the last three years, with a growth rate of 7.4% in 1994 and 28.7% in 1993. In each case, most of the increase was in the Company's information services segment. The 1993 growth largely reflects the acquisition of Datastream during the fourth quarter of 1992. Growth of the information segment in all years was adversely affected by the fall-off in BMDO revenues. As with all government contractors, TASC competes for many contracts on a competitive bidding basis. Based on TASC's current backlog, 58.9% of the contracts are one year or less and follow-on contracts may be subject to competitive bidding. Although the government may cancel its contracts at its discretion, TASC's history demonstrates few cancellations and a high rate of renewal on competitively bid contracts. TASC's 1994 revenues grew 5.6% over 1993. Excluding the effects of BMDO, TASC's revenues grew 13.8%, driven by increased demand of TASC's intelligence customers and excellent sales in the commercial weather data business. Overall, commercial revenues at TASC grew over 20% during 1994. Datastream's revenue grew 11.1% in 1994 with some of the improvement due to a weakened dollar. Excluding the effects of currency, Datastream's revenue grew 8.5%. Sales improvements were made in most markets around the world. Continental Europe grew 11.5%, the Far East increased 13.2%. North America grew 31.9% and the United Kingdom grew 3.2% over 1993. Over the last several years, Datastream has been implementing a product replacement program within the United Kingdom based fund management business, which represents 17.8% of total Datastream sales. While the transition period continues, which may take another few years, fund management revenues are likely to be flat or reflect a small decline. Datastream's major product line is research service, which accounts for 81.9% of total sales. Excluding the effect of currency, research services revenue grew 11.3% worldwide during 1994 and more than compensated for a small decline in fund management revenues. Operating income from the information services segment did not grow as rapidly as revenues, due to the effects of TASC's BMDO contract and investments in Datastream, particularly in new products and in expansion in the United States.

     The transportation services segment consists solely of TIMCO and reflects a growth rate of 15.7% in 1993 and 13.5% in 1994. Continued growth is anticipated with the addition of a new hangar facility in the fourth quarter of 1994, which added three operating bays and increased capacity by over 80%. TIMCO has also shown growth in operating income over the last three years due to improved utilization of the facility and workforce. The financial services segment is represented by PSLC, which has underground gas storage assets leased on a long-term basis to a major natural gas pipeline operator. Because the leases provide for a return on net plant, revenues decline each year as additional depreciation charges are made. This trend has continued for each of the last three years.

INFLATION AND FOREIGN EXCHANGE RISK

     Inflation is not a significant factor in evaluating the financial results of the Company's domestic or foreign operations. Throughout 1994, the Company entered into various financial instruments, including foreign currency options and forward contracts, in order to minimize the ongoing exposure to foreign currency exchange risk with respect to its foreign source operating income and cash flows. The Company recorded $1.3 million of losses before the effects of income taxes in its income statement for foreign currency contracts that were finalized or adjusted to market value. However, the effects of currency exchange transactions, including the currency hedging contracts, was a positive $477 thousand on cash flows.

CAPITAL RESOURCES AND LIQUIDITY


NINE MONTHS ENDED SEPTEMBER 30, 1995



     During the nine months ended September 30, 1995, cash and cash equivalents decreased $8.3 million. The most significant cause for the decline in cash equivalents was the June 29, 1995 purchase of Disclosure and I/B/E/S. The cost of this purchase consisted of a cash payment of $200.0 million for the stock of Disclosure, as well as $6.1 million of acquisition costs and related fees. To fund the acquisition, Primark borrowed $185.0 million of senior bank debt and utilized $20.3 million of cash on hand at the closing date.



     Cash flows from operating activities provided $27.9 million of cash during the nine months ended September 30, 1995. The 1995 operating cash flows represent a decrease of $15.4 million over the 1994 nine months period. Significant income growth from operations was offset by working capital uses and interest costs. Working capital uses of $5.4 million reflect increased accounts receivable, resulting from increased revenues. Exclusive of the Disclosure acquisition, billed and unbilled receivables increased $14.5 million. The increase in receivables was partially offset by currently accrued liabilities.



     Financing activities provided most of the cash necessary to fund the acquisition of Disclosure and I/B/E/S. In connection with the funding of the acquisition, Primark and one of its subsidiaries entered into three separate credit agreements providing a total of $215.0 million of available credit capacity, of which $185.0 million was used to complete the transaction. The first facility represents a $125.0 million seven year amortizing senior term loan, maturing in June, 2002. Principal installment payments are due semi-annually commencing in December, 1997. The applicable interest rate is variable and calculated as either 200 basis points over LIBOR or 75 basis points over a base prime rate at Primark's option. Secondly, Primark restructured its $75.0 million revolving credit agreement extending its availability through October, 2000. The interest rate on the revolving credit facility remains at the prior level of 175 basis points over LIBOR or 50 basis points over prime. Primark drew $45.0 million of the available revolving credit to fund the acquisition. Finally, Primark's subsidiary, TASC entered into a $15.0 million one year term loan maturing in June of 1996, with an interest rate of 175 basis points over LIBOR or 50 basis points over prime. Both the Primark term loan and the revolving credit facility have performance pricing options. None of the facilities have penalties for prepayment. Primark has paid down $5.0 million of the revolving credit facility, leaving a balance of $40.0 million as of September 30, 1995.



     The effect of incurring the acquisition debt increased Primark's debt to capitalization ratio from 38.4% at December 31, 1994 to 55.7% as of September 30, 1995. To eliminate some of the risk associated with the variable rate debt, on August 1, 1995 Primark entered into an $18.3 million four year amortizing swap agreement which had the effect of fixing the LIBOR rate at 6.1%. This agreement expires in December of 1999. The Company will continue to monitor interest rate movements and hedge the remaining variable debt as appropriate.



     Shortly after Primark announced the acquisition and associated senior debt used to fund the purchase, Standard & Poor's, as well as Moody's Investor Services, placed Primark on credit watch. Subsequently, Standard & Poor's announced that it lowered its rating of Primark's $112.0 million 8 3/4% senior unsecured public issue to "double B minus". Standard & Poor's also noted that it affirmed Primark's overall corporate rating of "double B" and removed both ratings from credit watch. Prior to this action by Standard & Poor's, both ratings had been "double B". Standard & Poor's noted that the action was necessary due to the new level of secured credit issued in conjunction with the acquisition of the Disclosure and I/B/E/S. Moody's Investor Service has not yet made its determination of the effect the acquisition and the new credit facilities will have on the Company's ratings.



     Investing activities used $217.6 million of cash during the nine months ended September 30, 1995, compared to uses of $12.6 million during the 1994 period. Most of the increase reflects the purchase of Disclosure and I/B/E/S for $200.0 million in cash plus acquisition costs and fees. Capital expenditures used

$14.9 million through the first nine months of 1995, which represents an increase of $3.5 million over the nine months ended September 30, 1994. Most of the increase in capital expenditures for the three and nine month periods was related to the newly acquired companies and for construction of TIMCO's third hangar. The TIMCO hangar is expected to cost $4.4 million and is anticipated to be completed during the fourth quarter of 1995.



     The availability under the revolving credit facility coupled with continued strong cash flows from Primark's existing and acquired operations, allows the Company to be confident that it has the liquidity necessary to take advantage of internal and external investing opportunities.



     Subsequent to the end of the third quarter, on November 1, 1995 Primark announced its intention to issue 3.5 million shares of Common Stock in a public offering scheduled to close during the fourth quarter of 1995. The proceeds will be used to pay off the $15 million TASC term loan, the remaining balance of the revolving credit loan, both incurred to finance the acquisition of Disclosure, and for general corporate purposes. The fourth quarter cash requirements typically are Primark's highest demand throughout the year and as such, will consume a significant portion of the offering proceeds. The undrawn $75.0 million of revolving credit will continue to be available and enhance Primark's liquidity. The issuance of Common Stock to repay debt will significantly improve Primark's leverage ratios.

                                    BUSINESS

GENERAL

     Primark is an international company engaged principally in the information services industry serving two primary markets, Financial Information and Applied Information Technology. The Company's Financial Information businesses consist of the operations of Datastream International Limited and it affiliates ("Datastream"), Disclosure, Incorporated ("Disclosure"), I/B/E/S International, Inc. ("I/B/E/S"), Vestek Systems, Inc. ("Vestek") and Worldscope/Disclosure Partners ("Worldscope"). Through its Financial Information businesses, Primark develops and markets value-added database products which provide financial and economic information on established and emerging markets worldwide, as well as proprietary analytical software for the analysis and presentation of such information. Customers of the Financial Information businesses include investment managers, investment bankers, accountants, financial professionals, lawyers, professional researchers and librarians in 52 countries. The Company's Applied Information Technology activities, conducted through TASC, Inc. ("TASC"), provide a broad spectrum of technology-based information services and products primarily to U.S. government agencies involved in national security and intelligence related activities. TASC also serves the weather information market through its subsidiary WSI Corporation ("WSI"), and has a growing commercial business, including initiatives in document management, environmental surveillance, aviation systems and multi-media markets. Primark also owns businesses involved in aircraft maintenance and natural gas storage leasing. Primark is a global business with pro forma 1994 revenues and pro forma 1994 EBITDA of $562.6 million and $86.5 million, respectively. International revenues represented 19.5% of the Company's pro forma 1994 revenues.

     Commencing with Primark's acquisition of TASC in 1991, the Company embarked on a strategy of combining information technology expertise with proprietary data content to serve the increasing information requirements of its customers with value-added products. The Company focused its strategy on the financial information market through its acquisitions of Datastream in 1992 and Vestek in 1994, while divesting certain of its non-core operations. Primark significantly expanded its domestic presence in financial information content services through the June 1995 acquisition of Disclosure and its subsidiary, I/B/E/S. As a result of this strategic transition and internal growth, the global Financial Information businesses represented 34.8% of Primark's pro forma 1994 revenues and 59.9% of pro forma 1994 EBITDA.

BUSINESS STRATEGY

     Primark's mission is to help its customers become more effective and efficient in their own pursuits by providing them with advanced information technology applications and timely, reliable data. Companies, government agencies and individuals value the information services purchased based on the usefulness of such services to their operations or decision-making processes. Therefore, Primark's principal strategy is to grow by integrating forward into the processes of its customers and thereby becoming increasingly essential to them.

     Primark uniquely combines the extensive resources of TASC in information technology applications with strong data content franchises serving the financial and weather markets. While each of its businesses has a leadership position in the marketplace on its own, their capabilities can be combined to provide more integrated solutions that are of greater value to customers.

     Primark's primary objective is to maintain robust growth in its core information technology businesses. Primark intends to gain additional growth through the integration of data content from its various companies with software tailored to the needs of specific niche markets. The Company believes it has a number of competitive advantages including:

     - Leading edge technology -- TASC-developed information technology provides the Company with: (i) superior information technology platforms for product delivery; (ii) state-of-the-art computer system architecture to enhance the internal productivity of all Primark businesses; and (iii) software, communications and computing capabilities to assist the Company's customers in meeting their own information technology requirements.

     - Unique data content -- Primark's financial and weather information businesses possess a comprehensive collection of accurate databases necessary for their customers' operations. Primark invests significant resources to ensure that its data: (i) encompasses the needs of its customers; (ii) is reliable and accurate; and (iii) is delivered in a timely fashion for customer use.

     - Proprietary analytics and applications -- Primark delivers its data with proprietary analytical tools and applications designed to enhance the customer's effective use of the data.

     - Integrated financial information product offerings -- Following the Company's recent acquisition of Disclosure and I/B/E/S, Primark is able to offer its customers a more comprehensive range of global financial information to enhance their investment decisions. Primark can provide its customers with historical and current company accounts, securities prices, financial documents, country and industry economics, earnings estimates and associated financial accounting and investment software.

     - Strong name recognition -- Primark has assembled a group of companies with well recognized names in their fields of operations. TASC, Datastream, Disclosure, I/B/E/S, Vestek, Worldscope and WSI are widely recognized in their respective markets for quality, dependability and technological innovation.

     Primark's business strategy is to capitalize on these and other business strengths to pursue growth opportunities, including the following:

     - Rapid expansion of global investing by U.S. institutions -- Primark's comprehensive international financial and economic databases ideally position the Company to capitalize on the current trend toward global investing and attendant demand for foreign financial information. In the United States alone, according to Intersec Research, international assets held by pension funds grew at a compound annual rate of 33.7% from $94 billion in 1990 to $300 billion in 1994. By 1999, these international assets are expected to grow by 19.3% annually to $725 billion.

     - Cross-selling of Primark's financial information products -- Primark's acquisitions of Disclosure, I/B/E/S and Vestek have provided Datastream with an extensive customer base and network of sales and support offices reaching the community of U.S. financial institutions and investors. Similarly, Datastream's extensive international sales and customer support organization provides Disclosure, I/B/E/S and Vestek with access to investment communities around the world. Datastream's U.S. revenues and Disclosure's international revenues grew at compound annual rates of 19.0% and 42.8%, respectively, from 1992 to 1994, to $7.5 million and $5.8 million, respectively.

     - Commercial applications of information technology developed under government contracting -- Primark is pursuing numerous commercial business initiatives which will leverage its government-developed information technology. TASC utilized its satellite imaging, communications, database and workstation technology as the foundation for WSI's weather information business. TASC has also focused on document imaging, environmental surveillance, aviation systems and interactive multi-media to extend its information technology expertise. From 1991 to 1994, TASC's commercial revenues grew at a compound annual rate of 24.1%, from $20.2 million to $38.7 million.

     - Access new customers through electronic distribution -- The Company is rapidly expanding its ability to reach individual investors through electronic distribution channels. Recently, the Company entered into distribution agreements with America Online and The Microsoft Network, and inaugurated an Internet service. Primark currently has data distribution agreements with 56 third party vendors.

     - U.S. government demand for information technology -- U.S. government initiatives to reduce national security spending are expected to continue to provide a strong impetus to TASC's growth. The U.S. government is increasingly relying on information technology in areas such as: (i) battlefield simulations in lieu of live exercises; (ii) backfitting of existing hardware with superior information technology, e.g. "smart" weapons, in lieu of new program/hardware development; (iii) computer-based analysis and testing instead of hardware prototypes; and (iv) logistical support. TASC's government revenues grew at a compound annual rate of 15.0% from 1992 to 1994, excluding the effect of BMDO contract revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company intends to continue its expansion through internal growth and acquisitions to complement its Financial Information and other data content businesses.

INFORMATION SERVICES SEGMENT

     Primark's information services segment serves two primary markets, Financial Information and Applied Information Technology. The operations of Datastream, Disclosure, I/B/E/S, Vestek and Worldscope provide the financial information markets with economic and financial information and analysis of the information through proprietary software. TASC's applied information technology activities provide a broad range of technology-based information services and products, primarily to U.S. government national security and intelligence agencies and, increasingly, to commercial customers.

FINANCIAL INFORMATION MARKET

     Primark's Financial Information businesses provide a broad range of unique database products, delivery systems, software and support services to meet the rapidly growing demand for global financial and economic data and analytics by financial and investment professionals worldwide. A significant percentage of Financial Information revenues are generated under annual subscriptions or service agreements with historical renewal rates exceeding 90%. Of the Company's pro forma 1994 revenues attributable to the Financial Information businesses, 55.1% were generated by sales to customers outside the United States.

DATASTREAM
     Founded in 1964 and acquired by Primark in 1992, Datastream provides on-line historical economic and financial information, along with proprietary analytical software for accessing and manipulating such information. Datastream is also a leading provider of computer-based investment valuation and fund services in the United Kingdom. Datastream's customers include approximately 1,600 financial organizations in 45 countries, including investment bankers, brokers, pension and money fund managers and insurance companies that use financial and economic information for investment research and analysis. Other users include publishers of financial journals and daily newspapers, business schools and universities. Approximately 93% of Datastream's 1994 revenues were derived from outside the United States.

     The core of Datastream's operations is its centralized data system which maintains a series of linked databases of extensive international economic and financial data collected from wire services, official publications of national and international agencies, stock, options and futures exchanges, other information vendors, brokers, dealers, banks and issuers. Customers have on-line access to Datastream's databases through personal computers, networks or workstations. Datastream's products and services enable customers to perform extensive investment research and analysis, investment administration and portfolio valuations on securities in all major markets, and to produce graphics, statistics and time series analysis and perform other analytical functions.


     Datastream's customers typically subscribe through annual contracts. These contracts are automatically renewed, unless notice of cancellation is given two months before the annual renewal date. None of Datastream's customers contributes more than 3% of Datastream's total revenues. Datastream has experienced historical renewal rates for its subscription services of over 90%.


     Datastream's products and services fall into two principal categories -- investment research and fund management services.


     Investment research services accounted for approximately 86%, 82%, 80% and 77% of Datastream's total revenues for the nine months ended August 31, 1995 and the fiscal years ended November 30, 1994, 1993 and 1992, respectively. These services consist of a set of software programs to manipulate, analyze and present financial and economic information obtained from Datastream's databases. The software is designed to facilitate the customers' access to data from any of Datastream's databases, and to manipulate this data in a variety of pre-programmed and pre-formatted ways, such as graphs, regressions and tables.



     Fund management services accounted for approximately 14%, 18%, 20% and 23% of Datastream's total revenues for the nine months ended August 31, 1995 and the fiscal years ended November 30, 1994, 1993 and 1992, respectively. Fund management services provide investment accounting, portfolio valuation and performance measurement activities predominantly to fund managers, unit trusts, mutual funds and portfolio managers located primarily in the UK. Other customers include UK clearing banks, insurance companies and international financial institutions. During 1994 Datastream introduced a new investment accounting system capable of being installed onto customers' personal computers and linked directly to Datastream's securities database.

     A critical component of Datastream's business is the data itself. Datastream's principal supply requirements are for raw financial data which are acquired from numerous data suppliers worldwide and developed internally. Once acquired, the data are edited and stored in Datastream's databases for access and manipulation through Datastream's applications and value-added software programs. Data suppliers generally retain ownership of the raw data, but allow Datastream and its customers the use of such data. Datastream places great importance on the quality of its data and has developed a program to continuously review its data sources to ensure quality, control and continuity. Wherever possible, Datastream develops multiple sources of data to provide backup and cross checking.

     Data relating to equities include pricing information for earnings and dividends on approximately 42,000 stocks from 58 countries including all major markets and a number of emerging markets. This data include historical earnings and dividend data, as well as forecast data supplied by market specialists. Data relating to bonds include maturity and yield on approximately 88,000 corporate and government bonds from 42 countries, all Eurobonds and related indices. Datastream's financial information data covers 13,000 companies worldwide. Data relating to futures and options include current prices, previously traded prices, trading volume and intra-day high and low values from the international options and futures exchanges, including LIFFE (London), MONEP and MATIF (Paris), SOFFEX (Switzerland), EOE (Amsterdam), DTB (Germany), Chicago and Philadelphia.

     Datastream has included databases from both I/B/E/S and Worldscope as an integral part of its investment research services. Consequently, it has helped these two companies gain additional customers, as well as customers new to Datastream. Datastream has also installed the full Disclosure index on its on-line system, and offers index searches and electronic ordering of hardcopy documents to Datastream users. Vestek is also developing investment management software products which will be marketed and supported by Datastream's European sales and service personnel.

DISCLOSURE
----------
     Founded in 1968, Disclosure was acquired by the Company on June 29, 1995. Disclosure is the leading provider of "as reported" and abstracted financial information in the U.S. market, covering over 16,000 U.S. companies and 13,000 foreign companies, derived from a variety of government and third-party sources. Disclosure's document and database services are provided on a subscription and demand basis through electronic media such as on-line terminals and compact laser disks, as well as through printed products. Disclosure's customer base includes the majority of U.S. investment banks, law and accounting firms, together with other institutions and individuals performing financial research.


     Disclosure's offering of financial information includes a wide spectrum of SEC documents, such as Forms 10-K and 10-Q, proxy statements, registration statements and material event reports, as well as non-SEC documents such as U.S. and foreign annual reports. Disclosure's archival collection totals more than four million documents dating back to 1968. The information included in Disclosure's products is obtained through contractual relationships with the SEC and major stock exchanges, as well as commercial acquisition of the information. Disclosure's current contract with the SEC expires in 1996; however, it is expected that the necessary SEC information would be available on a reasonable basis in the absence of such contract. Once acquired, Disclosure indexes, tags and formats the information to allow for ease in navigation, searches and analysis. This information is then delivered to clients through a variety of products including Laser D (an image-based CD-ROM product), Compact D (a searchable electronic database on CD-ROM), on-line distribution channels and printed products.



     Subscription services accounted for 51% and 50% of Disclosure's revenues for the nine months ended September 30, 1995 and the year ended December 31, 1994, respectively. Disclosure has experienced renewal rates for its subscription services in excess of 90%. The remainder of Disclosure's revenues are predominantly derived from sales at Disclosure's Demand Centers. No single customer accounts for more than 5% of Disclosure's revenues. Disclosure's products fall into two major categories: document services and database services.


     Disclosure's document services provide financial documents via paper, microfiche, and an image-based CD-ROM product. The delivery of document-based information is handled through Disclosure's Demand Centers, as well as the Laser D and Access Disclosure product lines. Demand Centers fulfill orders for paper copies of SEC, non-SEC and international documents at prices which range from $14 to $100 per document depending on document type and timeliness of delivery. The Demand Centers are staffed by research specialists who assist customers in locating requested information and provide alert services for customers who want early identification of specified documents. In 1994, Disclosure delivered over 800,000 documents through its Demand Centers network. Laser D is a multi-disc CD-ROM document database which provides a desktop library of information to high volume document users who require instant access to documents filed with the SEC, banking agencies and U.S. and foreign stock exchanges. Access Disclosure offers on-line delivery of Disclosure's unique proprietary electronic index of public company documents and access to the SEC's EDGAR filings. Access Disclosure provides desktop searching and ordering for all public filings made with the SEC and other agencies since 1968. Approximately 81% and 83% of Disclosure's total revenues were derived from document services for the nine months ended September 30, 1995 and the twelve months ended December 31, 1994, respectively.



     Disclosure's database segment provides products which can be machine read and manipulated by the end users. The products are delivered on CD-ROM disks and through a growing list of third party on-line vendors. The Company's EdgarPlus product contains all EDGAR filings from 1993 to present and full text filings back to 1987 through Disclosure's SEC On-line product, all of which have been enhanced with value-added navigational and formatting tags. The SEC On-line product had been creating EDGAR type databases prior to the EDGAR project's implementation by the SEC. The Compact D/SEC Database is an abstracted database containing a collection of company profiles and financial statements on over 11,000 U.S. public companies, indexed and organized for searching and screening. It is a leading U.S. companies database for the reference market with over 1,100 clients. The Company also delivers other products such as the New Issues Database, which is a collection of abstracted information on security registrations and initial public offerings and Compact D/Canada, which provides information on 10,000 Canadian companies. Approximately 19% and 17% of Disclosure's total revenues were derived from database services for the nine months ended September 30, 1995 and the year ended December 31, 1994. See Amendment No. 2 on Form 8-K/A dated October 26, 1995 to the Company's Current Report on Form 8-K dated July 3, 1995 which includes the historical financial statements of Disclosure.


I/B/E/S
-------
     I/B/E/S is a leading source of global earnings estimates for investors, financial institutions and portfolio managers worldwide. I/B/E/S collects and processes earnings per share estimates provided by 6,700 individual securities analysts representing approximately 770 firms on 16,000 companies globally. The estimates and related data are delivered through third party distributors, I/B/E/S Express (a proprietary software delivery system) and in printed publications. Approximately 72% of I/B/E/S' 1994 revenues were derived through annual subscription contracts and 28% through soft dollar arrangements. Many I/B/E/S products permit the customer to perform manipulative functions and are enhanced by analytics and graphics.

     I/B/E/S, founded in 1971 and acquired by Disclosure in June 1994, serves over 1,000 customers worldwide. I/B/E/S customers are represented by financial institutions and portfolio managers, with particular strength in the quantitative analysts who access and download information directly into analytical models. I/B/E/S products are also sold to end users, such as management consultants and traditional investment analysts who utilize I/B/E/S for general research. No customer contributes more than 2% of I/B/E/S' total revenues.

VESTEK
------
     Acquired by Primark in June 1994, Vestek develops, markets and supports investment information services and application software used to manage, analyze and optimize institutional portfolios of equity, fixed income and other financial instruments. Vestek also provides consulting services for investment managers and plan sponsors. Vestek currently serves over 200 clients in five countries, including major banks, plan sponsors, consultants, insurers and investment managers. The majority of Vestek's revenues are derived from on-line services. None of Vestek's customers contributes more than 8% of Vestek's total revenues.

WORLDSCOPE
----------
     Worldscope contains a collection of descriptive profiles and detailed financial statements on over 11,900 companies in 45 countries. Worldscope is indexed and organized for cross-border screening and searching. In addition to its global database, Worldscope offers an emerging market database. Worldscope products are delivered via third party distributors, CD-ROM and on-line platforms. Worldscope is a partnership owned 50% by the Company and 50% by Wright Investors' Service.

TRADEMARKS
----------
     Primark's financial information companies hold numerous trademarks worldwide which are subject to continuous renewal for periods ranging up to 20 years. These trademarks are significant to the Company's business, and are registered in all of the Company's major markets to ensure recognition among its many global trading customers.

MARKETING
---------
     The products and services of Primark's financial information companies are marketed worldwide. Datastream is headquartered in London, England and has sales and support offices located in Germany, France, Italy, Switzerland, The Netherlands, Sweden, Japan, Hong Kong, Singapore, Australia, Korea, Canada and the United States.


     Disclosure, headquartered in Bethesda, Maryland, markets and distributes its products, predominantly in the United States. In addition to employing a domestic and international sales force, Disclosure extends its sales and marketing reach with Demand Centers strategically located in the major financial centers including ten offices in major U.S. cities and several international locations including London, Frankfurt, Madrid, Paris, Milan, Hong Kong, Mexico City and Tokyo.


     I/B/E/S, headquartered in New York City with offices in London and Tokyo, delivers its products directly to customers via state-of-the-art electronic delivery media. I/B/E/S Express, the fastest growing delivery mechanism, is a PC-based proprietary software, database management and communications package. I/B/E/S also offers its products through a network of more than 30 electronic third party distributors, including FactSet, OneSource, Datastream, FAME, Bloomberg, Reuters, Telerate and CompuServe. These third party distributors offer I/B/E/S a mechanism to reach new markets and link I/B/E/S data to other databases and applications software.

     In addition, Datastream is marketing and selling I/B/E/S products in Asia and plans to market and sell Disclosure products in both Asia and Europe in the near future.

     No single customer of the Financial Information businesses accounts for more than 5% of the Company's consolidated revenues.

COMPETITION
-----------
     The global financial information industry is highly competitive. The advancement of electronic delivery via on-line vendors and the Internet has further impacted the competitive environment in the financial information market. There are many large and successful companies in the financial information services industry which supply financial data competitive to products and services provided by Primark's Financial Information businesses.

     Principal competitive factors include the quality, reliability and comprehensiveness of the analytical services and data provided, flexibility in tailoring services to client needs, experience, innovation, the capability of technical and client service personnel, data processing and decision support software, reputation, price and geographic coverage. Primark distinguishes its products through its broad international coverage, wide range of databases, high accuracy of the data, proprietary software applications, reputation, experience and quality of customer support provided.

     I/B/E/S competes on quality, depth and breadth of data, price, accuracy and timeliness of delivery. I/B/E/S' major direct competitor is First Call, a unit of the Thomson Corporation. While First Call provides certain services not currently offered by I/B/E/S' products, I/B/E/S believes its products are more globally comprehensive and provide a unique historical database for analysis and backtesting.

APPLIED INFORMATION TECHNOLOGY MARKET

TASC
----
     TASC was founded in 1966 by a group of PhD's from the Massachusetts Institute of Technology to provide solutions to complex analytical and technological problems. Concentrating on the application of leading-edge information technology, TASC now provides a broad spectrum of products, services and systems primarily to U.S. government organizations responsible for intelligence and national defense activities. Growing demand for information technology support has increased TASC's government and commercial customer base, both in the United States and internationally.

     Primark acquired TASC in August 1991 as the information technology cornerstone of its planned information services business. Primark recognized that not only would the U.S. government have greater needs for information technology but also that TASC was capable of expanding its customer base to many other organizations. Technology developed by TASC under U.S. government contracts could be readily applied to create new products and services and to assist commercial organizations in improving internal performance as well as service to their own customers. For example, using internally developed imaging, database, communication and workstation technologies, TASC has leveraged its weather information subsidiary, WSI, into a leading market position.

     As Primark has acquired data content companies such as Datastream, Disclosure, I/B/E/S and Vestek, it has used TASC to assist these acquisitions in a variety of ways. TASC has participated in the development of technology platforms that are used to deliver data and software to Financial Information customers and, in one case, undertook turn-key development of a new product platform, Easystream. TASC has also played a vital role in planning and development of the internal computer systems architecture and world-wide communications networks used by Primark's Financial Information businesses.

     Finally, TASC has assisted the customers of the Financial Information businesses with their own internal information technology requirements, often involving the integration of data from Primark with internal databases and other third-party data. To accomplish these various objectives, personnel from TASC consult on a reimbursable basis for periods of up to one year or TASC enters into contracts with other companies within Primark.

     TASC maintains its leadership in information technology in two principal ways. First, TASC's core business involves the design and development of advanced systems that encompass various information technologies, including database development and access, software engineering, information system architecture design, simulation and modeling, signal processing and visual computing. While this work keeps TASC at the leading edge, TASC also receives research contracts sponsored by U.S. government agencies to develop these technologies further. In addition, TASC conducts its own internal research and development programs. Total TASC research spending has historically exceeded $30 million annually. TASC has built the information technology research area as an independent revenue source and uses the results of such research to continue to support other business areas of TASC and the Company.


     Second, TASC recruits top talent from leading universities, research laboratories and businesses, retaining these individuals by providing challenging work in a stimulating atmosphere. Of TASC's 2,437 em-ployees as of September 30, 1995, approximately 82% were professional or technical personnel, the majority of which hold advanced degrees in engineering, computer science, mathematics, earth and environmental sciences, business or economics. TASC maintains 27 offices in the United States and abroad to provide its customers with ready access to its personnel. The recognized quality and professionalism of TASC's staff in providing unique information technology solutions to both governmental and commercial customers have contributed to TASC's record of 29 years of uninterrupted growth in revenues.



     For the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, respectively, approximately 50%, 57%, 60% and 72% of Primark's consolidated historical revenues were derived from contracts that TASC holds with U.S. government agencies and from subcontracts with U.S. government prime contractors.


Government Business

     TASC's strategy with its U.S. government customers is to provide high value through the design, development and implementation of major systems that will enable these customers to perform their missions in a superior manner and at lower cost. Through the experience and qualifications of its personnel and its history of performing top quality work, TASC is able to command higher prices and margins than many competitors. However, TASC believes its solutions provide the lowest overall cost to customers since systems provided through TASC are typically completed within schedule and budget, and most importantly, combine state-of-the-art capabilities with reliable performance.

     In many cases, TASC assists its U.S. government customers with the determination of future requirements, assessments of technical feasibility, cost estimates and systems design. Work of this nature is often termed systems engineering, and involves mathematical modeling of complex systems development, risk assessment, cost-performance tradeoffs, engineering, management information systems development and decision support services.

     Once a system has been designed and approved for procurement, TASC frequently supports its customers in the development, testing and deployment of such systems. Work of this nature is called program management support. TASC participates in structuring requests for proposals and in evaluating responses. Once contractors have been selected, TASC supports its government customers in overseeing the performance of these contractors. In addition to continuing much of the systems engineering work described in the preceding paragraph, TASC performs configuration control, testing and independent validation and verification, along with maintaining the management systems used to monitor cost, schedule and performance. TASC has developed its own tools, models, software and methods to perform both systems engineering and program management support.

     In performing systems engineering and program management support work, TASC acts as an "extension" of the government organization management team, supporting them in their responsibilities to manage multiple contractors to create complex operational systems. TASC has tended to align itself with a wide variety of long-term classified government programs of significant national importance. TASC helps government managers in their oversight of these programs and in sustaining technological superiority by moving systems from one generation to the next.

     Systems engineering and program management support comprise the majority of TASC's work for the U.S. government, but TASC also builds and implements turn-key systems itself. This work, called specialized information system integration, is usually done by integrating commercial hardware and software programs with TASC-developed custom software.

     Due to its technology and management expertise, TASC is also called upon to provide analytical studies and evaluations of various technical, organizational and policy issues for U.S. government customers in areas of defense, intelligence, arms control, economic assessment, procurement and manufacturing. For use in manufacturing applications, TASC has developed unique analytical tools and databases to measure the cost and effectiveness of government incentive strategies and defense system warranties. For example, TASC authored the recent "Perry" study (named after Secretary of Defense Perry) on the cost of U.S. government regulations in the procurement process.

     TASC has successfully grown its U.S. government business revenues in the face of national security spending cutbacks through the company's emphasis on leading edge technology and its application to critical missions. As the U.S. government has shifted to using information technology to maintain an adequate defense posture with fewer resources, TASC has increased its emphasis on surveillance, command/control communications, simulation, "smart weapons" and the integration of tactical and strategic intelligence.

     The following are certain important characteristics of TASC's business with the U.S. government:


     Concentration. Approximately 87%, 88%, 89% and 89% of TASC's revenues for the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, respectively, were derived from contracts held by TASC with U.S. government agencies and from subcontracts with U.S. government prime contractors. TASC's revenues from its three largest contracts with the U.S. government comprised approximately 23%, 26%, 32% and 34% of TASC's total revenue for the nine months ended September 30, 1995 and the years ended December 31, 1994, 1993 and 1992, respectively. No other single customer accounted for 10% or more of TASC's or Primark's consolidated revenues for these periods.


     Government Security Clearances. TASC is involved in a number of classified programs and its ability to maintain its current base of business and to grow in the future is based in part upon its ability to provide employees and facilities which meet rigorous U.S. government security requirements.

     Pricing. TASC's U.S. government business is performed under cost reimbursement, fixed price and fixed-rate time and materials ("T&M") contracts. Cost reimbursement contracts awarded to TASC include cost plus fixed fee and cost plus award fee contracts. Fees may either be fixed by the contract (cost plus fixed fee), or variable based on actual performance within specified limits for such factors as cost, quality and delivery schedule, and the customer's subjective evaluation of TASC's work (cost plus award fee). TASC is subject to regular audit with respect to costs incurred and charged to the government. For the year ended December 31, 1994, approximately 83% of TASC's revenue from U.S. government contracts was generated by cost reimbursement contracts; approximately $215 million and $299 million of TASC's backlog at December 31, 1994 and 1993, respectively, were associated with cost reimbursement contracts. See "-- Backlog."

     Under fixed price contracts, TASC agrees to perform certain work for a fixed price and, accordingly, realizes the benefit or detriment resulting from decreased or increased costs of performing the contract. Under a fixed-rate T&M contract, TASC has the responsibility to deliver professional services at a predetermined hourly rate; thus, the profitability of such contracts depends upon TASC's ability to deliver the specified services at costs below the rates received from the government. For the year ended December 31, 1994, approximately 17% of TASC's revenue from U.S. government contracts were fixed price or fixed rate T&M contracts; approximately $64 million and $65 million of TASC's backlog at December 31, 1994 and 1993, respectively, were associated with such contracts. See "-- Backlog."

     Annual Funding. The U.S. government programs in which TASC participates may extend for several years, but are normally contracted and funded on an annual basis. Government contracts generally are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually partially funded and additional monies are normally committed to the contract by the procuring agency only if and as appropriations are made by Congress for future fiscal years.

     Limitations imposed on spending by U.S. government agencies, which might result from efforts to reduce the Federal deficit or for other reasons, may limit the continued funding of TASC's existing contracts with the U.S. government and may limit the ability of TASC to obtain additional contracts. All contracts made with the U.S. government may be terminated by the U.S. government at any time, with or without cause. In addition, TASC's operations are subject to the usual risks inherent in contracting with the U.S. government on national security related programs such as national and global political, social and economic events that may affect U.S. national security programs. No assurance can be given that the current level of government spending for national security programs will continue, that the U.S. government will continue its commitment to programs in which TASC's products and services are applicable or that TASC will not be adversely affected by any decline in that spending or commitment by the U.S. government.


     TASC has rarely had a contract cancelled and has been working on most of its programs for many years; in some cases, this has encompassed the entire 29-year history of the company. However, one notable exception was TASC's contract with the BMDO, which was formerly called the Strategic Defense Initiative. TASC was one of the largest of three systems engineering and technical assistance contractors for this program, and held a contract to support the program for over six and one-half years, from April 1, 1988 to December 31, 1994. Revenues from this contract peaked in 1992, reaching $55.6 million. Due to changing government priorities, funding was reduced to $40.6 million in 1993 and $16.5 million in 1994. The contract was recompeted for 1995 and the number of prime contractors reduced from three to one. Although TASC was not selected for the contract, it continues to perform a modest amount of work for BMDO. Despite these funding cuts, TASC was able to grow its overall revenues in 1993, 1994 and in the first nine months of 1995 by 6.0%, 5.6% and 12.1%, respectively. During these same periods, TASC's non-BMDO revenues grew 14.3%, 16.0% and 18.6%, respectively.



     Backlog. TASC's backlog (anticipated revenues from the uncompleted portions of existing government contracts, including options to continue specific contracts beyond the current funding period) at September 30, 1995, December 31, 1994 and 1993 was approximately $485 million, $279 million and $364 million, respectively. The majority of the reduction in backlog in 1994 is the result of timing differences in the renewal of various annual contracts. The increase in the first nine months of 1995 is principally due to a very high "win" rate of competitively bid contracts, together with a sustained level of sole-source negotiated awards. Approximately $181 million of the 1994 backlog and $259 million of the September 30, 1995 backlog represents revenues expected to be realized beyond a 12 month period. TASC's backlog is subject to seasonal fluctuations as a result of multi-year contracts and annual renewals of other contracts throughout the year. Substantially all of TASC's contracts reflected in the backlog are subject to termination at the convenience of the customer.


Commercial Business

     While the U.S. government's need for information technology remains a stable source of growth, the principal growth strategy for TASC is to leverage information technology developed under government contracts into new higher margin commercial markets. Most importantly, TASC has used its satellite imaging, communications, database and workstation technologies as the foundation for the weather information business of its subsidiary, WSI.

     WSI provides its clients with timely and accurate weather information services on a 24 hour basis. WSI, through the application of information technology supplied by TASC, has developed automated satellite ground stations to receive information from meteorological satellites which are used to create a variety of information products, including weather satellite images commonly seen on commercial television. An information system has been built to use this information from meteorological satellites, together with inputs from the U.S. national network of weather radar and worldwide observations of weather conditions supplied through the World Meteorological Organization. This data, along with forecasts and warnings provided by the U.S. National Weather Service, is used as the basis for specialized information services which are provided to users of real-time weather information including news media organizations, the aviation industry, agri-businesses, and energy utilities. TASC also provides weather information services throughout Europe through its two weather related United Kingdom subsidiaries, The Weather Department, Ltd., and The Computer Department, Ltd.

     TASC is entering a number of new commercial markets on a worldwide basis, using information technology developed under U.S. government contracts. Document management is a fast-growing market as more businesses move to the "paperless office" to organize their data, speed information retrieval and reduce storage costs. Using proprietary data compression and COLD (computer output to laser disk) software, TASC has designed and built document management systems for financial services and health care firms, as well as for state government agencies. TASC's geographic information systems software, sensor technology and hyperspectral analysis capabilities have positioned it to perform environmental analysis, surveillance and monitoring for business and government, both within the United States and in foreign countries. Aviation systems engineering and development has been an active growth area for TASC, with contracts completed or in process for several airlines, air cargo carriers, the Eurocontrol air traffic system, the Federal Aviation Administration and the governments of the United Kingdom and Poland. TASC's extensive capabilities in the collection, storage, retrieval and dissemination of imagery data have positioned it well to serve the technology needs of the entertainment, cable and telephone companies entering the interactive multi-media field. Additionally, TASC's communications engineers have assisted major oil companies and financial institutions with network design and are providing support to Motorola in the development of the Iridium personal communications system.

MARKETING
---------
     TASC's marketing activities are conducted principally by its senior management and by its professional staff of engineers, scientists and analysts. TASC's marketing approach for both U.S. government and commercial organizations begins with the development and organization of information concerning both present and future requirements of potential customers. TASC believes that its marketing approach enables it to anticipate the technical and other needs of its customers, and allows it to develop proposals which satisfy customers' requirements. TASC places significant emphasis on the importance of client satisfaction and development of repeat business.

     TASC prepares a number of proposals in response to U.S. government Requests for Proposals ("RFPs"). The bidding on RFPs is often highly competitive and preparing bids is an expensive and time consuming process requiring significant allocation of highly qualified TASC personnel. If TASC's proposal for a contract is accepted, TASC and its customer will negotiate and enter into a contract with agreed upon price, terms and conditions. In addition, TASC often submits unsolicited proposals to various U.S. government agencies which often lead to contract awards on a negotiated basis. Approximately 30% of TASC's 1994 contracts resulted from the competitive RFP process.

     For commercial markets, TASC utilizes direct sales personnel, mailings, trade journal advertising and trade shows to distribute information on the products and services offered. The marketing of larger, customized systems often uses techniques similar to those employed for the U.S. government, involving professional personnel, the submission of unsolicited proposals and the response to commercially prepared RFPs.

COMPETITION
-----------
     Most of the business areas in which TASC is involved are competitive and require highly skilled and experienced technical personnel. TASC believes that the skills and experience of its technical personnel are critical to maintaining its competitive position. Many of these business areas also require high levels of U.S. government security clearances, as previously discussed. TASC competes with many companies in the business areas in which it is engaged, some of which have greater resources than TASC, and there can be no assurance that TASC will compete successfully in the future.

     Many of TASC's contracts are acquired as a result of competitive bidding, only a portion of which may result in the award of contracts. TASC believes that its success in the competitive bidding process depends on a variety of factors, including the technical content of the contract proposal, performance on previous contracts, reputation, experience and price.

OTHER SEGMENTS

TRANSPORTATION SERVICES

     Triad International Maintenance Corporation ("TIMCO") was formed by the Company in 1989 to operate a newly constructed heavy aircraft maintenance facility located at the Piedmont Triad International

Airport in Greensboro, North Carolina. TIMCO opened for business in October 1990. The company provides major aircraft maintenance services such as scheduled maintenance checks, modifications, overhauls and repair work on transport category aircraft. TIMCO holds a Class IV Repair Station Certificate issued by the Federal Aviation Administration which enables TIMCO to work on all aircraft types.

     TIMCO's services are offered to the industry at large but, in particular, to operators and owners of aircraft who do not have maintenance facilities of their own, or whose facilities are unable to accommodate an increasing workload. Emphasis has been and will continue to be placed on air cargo carrier customers which have limited facilities to accomplish their required work. In addition, TIMCO targets both aircraft involved in sale or lease transactions and passenger airlines without adequate maintenance facilities as potential sources of business.

     TIMCO currently has two anchor customers, ABX Air, Inc. (also known as "Airborne Express") and Emery Worldwide Airlines. These air cargo carriers generated over 662,000 man-hours of TIMCO's 939,000 total man-hours worth of business in 1994. Loss of either the Airborne Express or Emery contract, or any future contract with anchor customers, could have a material adverse effect on TIMCO. As of December 31, 1994, TIMCO had approximately 845,000 man-hours worth of business contracted for 1995.

     The industry in which TIMCO operates is highly competitive. Space availability, price, quality, trained personnel, on-time delivery and accountability are the key competitive factors in the heavy aircraft maintenance industry. These factors, with respect to TIMCO's performance, will determine its future success in the industry.

FINANCIAL SERVICES

     Primark Storage Leasing Corporation ("PSLC") owns and leases eight underground natural gas storage fields and related facilities located in Michigan to ANR Pipeline Company. PSLC is also involved in the exploration and development of mineral resources underneath the storage fields through various farm out agreements with exploration companies.

     Lease revenue accounted for 93%, 94% and 92% of PSLC's total revenues for the years ended December 31, 1994, 1993, and 1992, respectively. PSLC's storage fields and facilities are leased under non-cancelable agreements that expire in 2003, and provide for two renewal options of five years each, which could extend the lease term to 2013. Lease payments are calculated on a net plant base that was approximately $30.4 million at December 31, 1994. The depreciation of this plant base results in a corresponding reduction in the lease payments.

                               LEGAL PROCEEDINGS


     Bradley v. Gelb et al. On June 24, 1994, a jury in a civil case in the Massachusetts Superior Court (the "Court") returned an unfavorable verdict against the two founders of TASC, and against TASC itself. The suit was brought by a former employee regarding a TASC stock transaction which took place in 1976, prior to the Company's acquisition of TASC in 1991. On June 28, 1994, the Court ordered that judgment be entered on the verdict requiring the two founders (but not TASC itself) to disgorge $19,800,000. Such amount accrues post-judgment interest at a statutory rate. As an alternative course of action, the plaintiff may pursue the two founders and TASC, jointly and severally, for $48,600. Based on the adjudication, the Company has denied requests of the two founders for indemnification. Certain post-verdict motions (including a motion for judgment notwithstanding the verdict, and in the alternative, a motion for a new trial) are pending. While the outcome of these motions cannot be predicted with certainty, the Company believes it will not be required to pay any portion of this judgment.


     The Company and its subsidiaries are involved in routine litigation and administrative proceedings incident to the normal course of their business. Management cannot predict the final disposition of such litigation and proceedings but, in any event, the outcome of any such litigation or proceedings would not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

     The following sets forth certain information regarding the directors and executive officers of the Company, provided as of September 30, 1995.

                      NAME                     AGE                 POSITION
    -----------------------------------------  ---   -------------------------------------
    Joseph E. Kasputys.......................  59    Chairman of the Board of Directors,
                                                     President and Chief Executive Officer

    John C. Holt.............................  54    Director, Executive Vice President of
                                                     the Company, President and Chief
                                                     Executive Officer of TASC

    Stephen H. Curran........................  48    Senior Vice President and Chief
                                                     Financial Officer

    Michael R. Kargula.......................  48    Senior Vice President, General
                                                     Counsel and Secretary

    Patrick G. Richmond......................  45    Vice President of Corporate
                                                     Development

    William J. Swift, III....................  43    Vice President and Tax Counsel

    Kevin J. Bradley.........................  67    Director

    Steven Lazarus...........................  64    Director

    Patricia G. McGinnis.....................  48    Director

    Robert W. Stewart........................  71    Director

    Constance K. Weaver......................  43    Director

DIRECTORS

     JOSEPH E. KASPUTYS has served as Chairman, President and Chief Executive Officer of the Company since May 1988. From June 1987 until May 1988, he served as President and Chief Operating Officer of the Company. Prior to joining the Company in June 1987, he was Executive Vice President of McGraw-Hill, Inc., a publishing and information services company. Prior to joining McGraw-Hill, Inc. in 1985, he was President and Chief Executive Officer of Data Resources, Inc., an economic forecasting and consulting firm. Mr. Kasputys has been a director of the Company since 1987. He is a member of the Finance and Nominating Committees of the Board. Mr. Kasputys is also a director of Lifeline Systems, Inc.

     JOHN C. HOLT is the President and Chief Executive Officer of TASC and Executive Vice President of the Company. From 1982 until January 1994, Mr. Holt held the position of Executive Vice President of The Dun & Bradstreet Corporation ("D&B"), an information services company, and served as a director of that company from 1985 until 1994. In addition, Mr. Holt is the former Chairman, President and Chief Executive Officer of the A.C. Nielsen Company, a marketing information company and an affiliate of D&B. Mr. Holt has been a director of the Company since 1985. He is a member of the Nominating Committee of the Board.

     KEVIN J. BRADLEY is the Chairman of Corporate Investment Associates, Inc., an investment management firm specializing in non-conventional investments for corporate investors. From November 1985 until October 31, 1990, he was a Limited Partner of Weiss Asset Management Limited Partnership, an investment management firm. From 1977 through November 1985 he served as Chairman and Chief Executive Officer of the Travelers Investment Management Company, a subsidiary of The Travelers Corporation (a financial services company). Mr. Bradley has been a director of the Company since 1981. He is Chairman of the Compensation Committee and a member of the Audit Committee of the Board.

     STEVEN LAZARUS is Managing Director of the ARCH Venture Partners L.P., a venture partnership investing in companies in the early stage of development, and has held that position since July 1994. From 1986 to 1994, he was President and Chief Executive Officer of Argonne National Laboratory/The University of Chicago Development Corporation ("ARCH"), which transforms scientific discoveries into viable high technology products and services. Prior to joining ARCH in October 1986, he was a Group Vice President at Baxter Travenol Laboratories, Inc., a manufacturer and distributor of hospital supplies and related medical equipment. Mr. Lazarus has been a director of the Company since 1987. He is Chairman of the Nominating

Committee and a member of the Compensation Committee and the Audit Committee of the Board. Mr. Lazarus is also a director of Amgen Inc., Cobra Industries, Inc., and Illinois Superconductor Corporation.

     PATRICIA G. MCGINNIS is the President and Chief Executive Officer of the Council for Excellence in Government, a national membership organization of private sector leaders who have served as senior officials in government. From 1982 until May 1994, she was a principal at the public affairs consulting firm of Winner/Wagner & Francis (formerly the FMR Group). Previously, she served in various senior policy positions in the federal government including the Office of the Vice President, the Department of Health and Human Services, the Department of Commerce, the Office of Management and Budget and the Senate Budget Committee. Ms. McGinnis was elected to the Board on May 22, 1995 and is a member of the Compensation Committee of the Board.

     ROBERT W. STEWART served as Chairman and Chief Executive Officer of the Company from January 1982 until May 1988, and as President of the Company from January 1982 until June 1987. Mr. Stewart has been a director of the Company since 1981. He is Chairman of the Finance Committee and a member of the Nominating Committee of the Board.

     CONSTANCE K. WEAVER is Senior Director, Investor Relations of Microsoft Corporation. From June 1993 through May 1995 she held the position of Vice President, Investor Relations of MCI Communications Corporation, a telecommunications company. From June 1991 until June 1993 and from January 1990 until May 1991, she held the position of Director, Investor Relations and Director, Corporate Communications, respectively, of that company. From 1988 until January 1990, she was the Executive Director, Business Week Executive Programs and Services Department for McGraw-Hill, Inc. Ms. Weaver was appointed to the Board on February 28, 1994. She is Chairwoman of the Audit Committee and a member of the Finance Committee of the Board.

EXECUTIVE OFFICERS

     STEPHEN H. CURRAN has served as Senior Vice President and Chief Financial Officer of the Company since May 1988.

     MICHAEL R. KARGULA has served as Senior Vice President, General Counsel and Secretary of the Company since May 1988.

     PATRICK G. RICHMOND has served as Vice President of Corporate Development of the Company since May 1989.

     WILLIAM J. SWIFT, III has served as Vice President and Tax Counsel of the Company since May 1988.


                              SELLING SHAREHOLDERS


     The following table sets forth certain information concerning the beneficial ownership of Common Stock and shares underlying options not currently exercisable by the Selling Shareholders as of November 3, 1995 and as adjusted to reflect the sale in the offering of an aggregate of shares of Common Stock offered by the Selling Shareholders.



                                         SHARES BENEFICIALLY                         SHARES BENEFICIALLY
                                        OWNED AND UNDERLYING                        OWNED AND UNDERLYING
                                        OPTIONS NOT CURRENTLY                       OPTIONS NOT CURRENTLY
                                          EXERCISABLE PRIOR                           EXERCISABLE AFTER
                                           TO THE OFFERING                              THE OFFERING
                                       -----------------------                      ---------------------
                                       NUMBER OF                 NUMBER OF SHARES   NUMBER OF
     NAME AND POSITION OF HOLDER        SHARES         PERCENT    BEING OFFERED      SHARES       PERCENT
-------------------------------------  ---------       -------   ----------------   ---------     -------
Joseph E. Kasputys...................  2,046,478(1)      9.91%        162,000       1,884,478       7.80%
  Chairman of the Board of Directors,
  President and Chief Executive
  Officer
John C. Holt.........................    624,400(2)(6)   3.15%         66,400         558,000(6)    2.39%
  Director, Executive Vice President
  of the Company, President and Chief
  Executive Officer of TASC
Stephen H. Curran....................    295,581(3)      1.52%         19,000         276,581       1.20%
  Senior Vice President and Chief
  Financial Officer
Michael R. Kargula...................    425,740(4)      2.18%         30,200         395,540       1.72%
  Senior Vice President, General
  Counsel and Secretary
Patrick G. Richmond..................    191,678(5)(6)   0.99%         10,400         181,278(6)    0.79%
  Vice President of Corporate
  Development


---------------

(1) Represents (i) 613,980 shares owned by Mr. Kasputys; (ii) 1,358,220 shares held under presently exercisable options; (iii) 51,000 shares under options which are not presently exercisable; and (iv) 23,278 shares held under the Company's stock ownership plan as to which Mr. Kasputys has sole voting authority but does not possess dispositive power. Accordingly, Mr. Kasputys has beneficial ownership of 1,995,478 shares representing 9.69% of the shares outstanding as of November 3, 1995, and following the offering, Mr. Kasputys will have beneficial ownership of 1,833,478 shares representing 7.61% of the shares then outstanding. The 162,000 shares being offered by Mr. Kasputys were acquired pursuant to the exercise of a stock option which otherwise would have expired on June 24, 1997. The shares obtained upon such exercise are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, and, in the absence of a sale pursuant to a registration statement, would be subject to a two-year holding period.



(2) Represents (i) 67,400 shares expected to be owned by Mr. Holt upon the exercise of options occurring prior to the close of the offering; (ii) 100,000 shares held under presently exercisable options; and (iii) 457,000 shares under options which are not presently exercisable. Accordingly, Mr. Holt has beneficial ownership of 167,400 shares representing 0.87% of the shares outstanding as of November 3, 1995, and following the offering, Mr. Holt will have beneficial ownership of 101,000 shares representing 0.44% of the shares then outstanding.



(3) Represents (i) 37,063 shares owned by Mr. Curran; (ii) 235,240 shares held under presently exercisable options; and (iii) 23,278 shares held under the Company's employee stock ownership plan as to which Mr. Curran has sole voting authority but does not possess dispositive power. Accordingly, Mr. Curran has beneficial ownership of 295,581 shares representing 1.52% of the shares outstanding as of November 3, 1995, and following the offering, Mr. Curran will have beneficial ownership of 276,581 shares representing 1.20% of the shares then outstanding. The 19,000 shares being offered by Mr. Curran were acquired pursuant to the exercise of stock options which otherwise would have expired on or before February 22, 1997.



(4) Represents (i) 83,882 shares owned by Mr. Kargula; (ii) 300,580 shares held under presently exercisable options; (iii) 18,000 shares under options which are not presently exercisable; and (iv) 23,278 shares held under the Company's employee stock ownership plan as to which Mr. Kargula has sole voting authority but does not possess dispositive power. Accordingly, Mr. Kargula has beneficial ownership of 407,740 shares representing 2.09% of the shares outstanding as of November 3, 1995, and following the offering, Mr. Kargula will have beneficial ownership of 377,540 shares representing 1.64% of the shares then outstanding. The 30,200 shares being offered by Mr. Kargula were acquired pursuant to the exercise of stock options which otherwise would have expired on or before January 12, 1998.




(5) Represents (i) 10,400 shares expected to be owned by Mr. Richmond upon the exercise of options occurring prior to the close of the offering; (ii) 87,000 shares held under presently exercisable options; (iii) 71,000 shares under options which are not presently exercisable; and (iv) 23,278 shares held under the Company's employee stock ownership plan as to which Mr. Richmond has sole voting authority but does not possess dispositive power. Accordingly, Mr. Richmond has beneficial ownership of 120,678 shares representing 0.62% of the shares outstanding as of November 3, 1995, and following the offering, Mr. Richmond will have beneficial ownership of 110,278 shares representing 0.48% of the shares then outstanding. Mr. Richmond expects to borrow an aggregate of $114,375 from the Company in order to exercise a stock option. Such loan will be evidenced by a promissory note and secured by 10,400 shares. Such loan will be repaid by Mr. Richmond from his proceeds of this offering.



(6) Excludes 28,376 shares for Mr. Holt and 4,600 shares for Mr. Richmond which represent the estimated number of shares currently anticipated to be surrendered to the Company to cover income and other taxes in connection with the exercise of options by those individuals prior to the closing of the offering.


                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                            TO NON-U.S. SHAREHOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by "Non-U.S. Holders." In general, a "Non-U.S. Holder" is an individual or entity other than (i) a citizen or resident of the United States;
(ii) a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any State; or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source. This discussion is for general information only and does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and administrative and judicial interpretations as of the date hereof, all of which are subject to change. EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) if certain income tax treaties apply, attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Dividends effectively connected with such a trade or business or attributable to such a permanent establishment generally will not be subject to U.S. withholding tax (if the Non-U.S. Holder timely and properly files certain forms, including Internal Revenue Service Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. For purposes of the withholding discussed above and in order to determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country, absent knowledge to the contrary. However, if Treasury regulations proposed in 1984 are finally adopted, Non-U.S. Holders would be required to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the Non-U.S. Holder's name and address and an official statement by the competent authority (as designated in the applicable treaty) in the foreign country attesting to the Non-U.S. Holder's status as a resident thereof.

GAIN ON DISPOSITION

     A Non-U.S. Holder generally will not be subject to United States federal income tax (and no tax will generally be withheld) on any gain recognized upon the disposition of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes

(which the Company does not believe that it has been, is or is likely to become) and the Non-U.S. Holder disposing of the Common Stock owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Common Stock; (ii) the gain is effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder or, if certain tax treaties apply, attributable to a permanent establishment maintained within the United States by the Non-U.S. Holder; (iii) in the case of a Non-U.S. Holder who is a nonresident alien individual and who holds shares as a capital asset, such individual is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such individual has a "tax home," for U.S. federal income tax purposes, in the United States, and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such individual in a foreign country, or (b) the gain from the disposition is attributable to an office or fixed place of business maintained by such individual in the United States; or (iv) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain United States expatriates.

FEDERAL ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION RETURN AND INFORMATION REPORTING REQUIREMENTS

     The Company must make an information return annually to the Internal Revenue Service and to each Non-U.S. Holder of the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information return requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to dividends that are subject to the 30% withholding discussed above or are not so subject because a tax treaty applies, and are paid on Common Stock to a Non-U.S. Holder at an address outside the United States.

     The payment of proceeds from the disposition of Common Stock by a Non-U.S. Holder to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner certifies, among other things, its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of proceeds from the disposition by a Non-U.S. Holder of Common Stock to or through a non-U.S. office of a non-U.S. broker will generally not be subject to backup withholding and information reporting. However, in the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for U.S. federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business, (a) backup withholding will not apply unless such broker has actual knowledge that the owner is not a Non-U.S. Holder, and
(b) information reporting will apply unless the broker has documentary evidence in its files of the owner's status as a Non-U.S. Holder (and the broker has no actual knowledge to the contrary) or the owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules from payments to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.


                                  UNDERWRITING

     The U.S. Underwriters named below, for whom PaineWebber Incorporated, Alex.
Brown & Sons Incorporated and A.G. Edwards & Sons, Inc. are acting as
Representatives (collectively the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the U.S. Underwriting Agreement by and among the Company, the Selling Shareholders and the Representatives (the
"U.S. Underwriting Agreement"), to purchase from the Company and the Selling
Shareholders, and the Company and the Selling Shareholders have agreed to sell to the U.S. Underwriters, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                             NUMBER
               U.S. UNDERWRITERS                                             OF SHARES
        -------------------------------------------------------------------  ---------
        PaineWebber Incorporated...........................................
        Alex. Brown & Sons Incorporated....................................
        A.G. Edwards & Sons, Inc. .........................................
                                                                              -------
                  Total....................................................
                                                                              =======

     The Company and the Selling Shareholders have also entered into an International Underwriting Agreement (the "International Underwriting Agreement") with certain International Underwriters (the "International Underwriters" and together with the U.S. Underwriters, the "Underwriters"), for whom PaineWebber International (U.K.) Ltd., Alex. Brown & Sons Incorporated and A.G. Edwards & Sons, Inc. are acting as managers (the "Managers"). Subject to the terms and conditions set forth in the International Underwriting Agreement and concurrently with the sale of 3,030,400 shares of Common Stock to the U.S. Underwriters, the Company and the Selling Shareholders have agreed to sell to the International Underwriters, and the International Underwriters have agreed to purchase an aggregate of 757,600 shares of Common Stock. The public offering price per share and the total underwriting discounts and commissions per share are identical in the U.S. Underwriting Agreement and the International Underwriting Agreement with respect to all shares of Common Stock being purchased by the Underwriters.

     In the U.S. Underwriting Agreement and the International Underwriting Agreement, the several U.S. Underwriters and the several International Underwriters, respectively, have agreed, subject to certain conditions to purchase all of the shares of Common Stock being sold pursuant to each such Underwriting Agreement (other than those covered by the over-allotment option described below), if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances, the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated, and the International Underwriting Agreement provides that in the event of a default by an International Underwriter, in certain circumstances, the purchase commitments of non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated. The sale of Common Stock to the U.S. Underwriters and the International Underwriters are conditioned upon one another.

     The Company and the Selling Shareholders have been advised by the Representatives and the Managers that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $          per share and that the Underwriters may
allow and such dealers may reallow, a concession not in excess of $          per
share to other dealers. The public offering price and other selling terms may be changed by the Representatives and the Managers.

     The Company has granted to the U.S. Underwriters an over-allotment option exercisable during the 30-day period after the date of this Prospectus, to purchase up to 568,200 additional shares of Common Stock at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 3,030,400 shares of Common Stock offered hereby. The U.S. Underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby and by the International Underwriting Agreement.

     Each U.S. Underwriter has represented and agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as hereinafter defined), and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person. Each International Underwriter has represented and agreed that, as part of the distribution of shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus to any person within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside of the United States and Canada of any U.S. or Canadian Person) and includes any U.S. or Canadian branch of a person who is otherwise not a U.S. or Canadian Person.

     Sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the price to the public set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters and any person who controls the Underwriters against certain liabilities, including certain liabilities under the Securities Act.


     The Company has agreed that it will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus, except pursuant to the U.S. Underwriting Agreement or the International Underwriting Agreement or upon issuance pursuant to employee stock options currently outstanding or which may hereafter be granted, without the prior written consent of the Representatives and the Managers. In addition, the Company's directors and executive officers have agreed that they will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of the Representatives and the Managers.


                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Michael R. Kargula, General Counsel of the Company. As of November 3, 1995, Mr. Kargula beneficially owned 407,740 shares of Common Stock. Certain legal matters relating to the offering will be passed upon for the Company and Selling Shareholders by Skadden, Arps, Slate, Meagher & Flom, Washington, D.C. and for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


     The combined financial statements of Disclosure and its affiliated companies as of December 31, 1994, 1993, 1992 and 1991 and for each of the four years in the period ended December 31, 1994 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated July 3, 1995 as amended by Amendment No. 1 on Form 8-K/A dated September 11, 1995 and Amendment No. 2 on Form 8-K/A dated October 26, 1995 have been audited by Leslie Sufrin and Company, P.C., independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------



                               TABLE OF CONTENTS


                                             PAGE
                                             ----
Available Information......................    2
Incorporation of Certain Documents
  by Reference.............................    2
Prospectus Summary.........................    3
Risk Factors...............................    8
Use of Proceeds............................    9
Price Range of Common Stock................   10
Dividend Policy............................   10
Capitalization.............................   11
Selected Consolidated Historical and Pro
  Forma Financial and Operating Data.......   12
Unaudited Pro Forma Consolidated
  Financial Information....................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations............................   20
Business...................................   26
Legal Proceedings..........................   37
Management.................................   38
Selling Shareholders.......................   40
Certain United States Federal Tax
  Consequences to Non-U.S. Shareholders....   41
Underwriting...............................   43
Legal Matters..............................   44
Experts....................................   45


===============================================================================

===============================================================================

                                3,788,000 SHARES

                                 [PRIMARK LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------
                            PAINEWEBBER INCORPORATED

                               ALEX. BROWN & SONS
                                  INCORPORATED

                           A.G. EDWARDS & SONS, INC.
                            ------------------------

                                           , 1995

===============================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS

                             SUBJECT TO COMPLETION

                 PRELIMINARY PROSPECTUS DATED NOVEMBER 7, 1995


                                3,788,000 SHARES

                                 [PRIMARK LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 3,788,000 shares of Common Stock offered, 3,500,000 shares are being issued and sold by Primark Corporation ("Primark" or the "Company") and 288,000 shares are being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Selling Shareholders" and "Underwriting." The Company will not receive any of the proceeds from the sale of shares offered by the Selling Shareholders.

     Of the 3,788,000 shares of Common Stock offered, 757,600 shares are being offered hereby outside the United States and Canada by the International Underwriters (the "International Shares") and 3,030,400 shares are being offered in a concurrent offering in the United States and Canada. The price to the public and the underwriting discounts and commissions per share will be identical for both offerings. See "Underwriting."


     The Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol "PMK." On November 3, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange was $26.00 per share. See "Price Range of Common Stock."


      FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS" ON PAGE 8 OF THIS PROSPECTUS.
                            ------------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
              SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
                   ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
                     OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                           THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================
                                                      Underwriting                         Proceeds to
                                      Price to        Discounts and      Proceeds to         Selling
                                       Public        Commissions(1)      Company(2)       Shareholders
--------------------------------------------------------------------------------------------------------
Per Share........................     $                 $                 $                 $
--------------------------------------------------------------------------------------------------------
Total............................  $                 $                 $                 $
--------------------------------------------------------------------------------------------------------
Total Assuming Full Exercise of
  Over-Allotment Option(3).......  $                 $                 $                 $
========================================================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $600,000, which are payable by the Company.
(3) Assuming exercise in full of the 30-day option granted by the Company to the U.S. Underwriters to purchase up to 568,200 additional shares, on the same terms, solely to cover over-allotments. See "Underwriting."



                            ------------------------

     The International Shares are offered by the International Underwriters, subject to prior sale, when, as and if delivered to and accepted by the International Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New
York City on or about             , 1995.

                            ------------------------

PAINEWEBBER INTERNATIONAL
                               ALEX. BROWN & SONS
                                  INCORPORATED

                                                       A.G. EDWARDS & SONS, INC.
                            ------------------------
           THE DATE OF THIS PROSPECTUS IS                     , 1995.

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]


                                  UNDERWRITING

     The International Underwriters named below (the "International
Underwriters"), for whom PaineWebber International (U.K.) Ltd., Alex. Brown &
Sons Incorporated and A.G. Edwards & Sons, Inc. are acting as managers
(collectively the "Managers"), have severally agreed, subject to the terms and conditions set forth in the International Underwriting Agreement by and among the Company, the Selling Shareholders and the Managers (the "International
Underwriting Agreement"), to purchase from the Company and the Selling
Shareholders, and the Company and the Selling Shareholders have agreed to sell to the International Underwriters, the respective number of shares of Common
Stock set forth opposite their respective names below:
                                                                           NUMBER
               INTERNATIONAL UNDERWRITERS                                  OF SHARES
        -----------------------------------------------------------------  ----------
        PaineWebber International (U.K.) Ltd. ...........................
        Alex. Brown & Sons Incorporated..................................
        A.G. Edwards & Sons, Inc.........................................

                                                                           ----------
                  Total..................................................
                                                                           ==========

     The Company and the Selling Shareholders have also entered into an Underwriting Agreement (the "U.S. Underwriting Agreement") with certain underwriters in the United States (the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters"), for whom PaineWebber Incorporated, Alex. Brown & Sons Incorporated and A.G. Edwards & Sons, Inc. are acting as Representatives (the "Representatives"). Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, and concurrently with the sale of 757,600 shares of Common Stock to the International Underwriters, the Company and the Selling Shareholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have agreed to purchase an aggregate of 3,030,400 shares of Common Stock. The public offering price per share and the total underwriting discounts and commissions per share are identical in the U.S. Underwriting Agreement and the International Underwriting Agreement with respect to all shares of Common Stock being purchased by the Underwriters.

     In the U.S. Underwriting Agreement and the International Underwriting Agreement, the several U.S. Underwriters and the several International Underwriters, respectively, have agreed subject to certain conditions to purchase all of the shares of Common Stock being sold pursuant to each such Underwriting Agreement (other than those covered by the over-allotment option described below), if any are purchased. The International Underwriting Agreement provides that, in the event of a default by an International Underwriter, in certain circumstances, the purchase commitments of non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated, and the U.S. Underwriting Agreement provides that in the event of a default by a U.S. Underwriter, in certain circumstances, the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated. The sale of Common Stock to the U.S. Underwriters and the International Underwriters are conditioned upon one another.

     The Company and the Selling Shareholders have been advised by the Representatives and the Managers that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $          per share and that the Underwriters may
allow and such dealers may reallow, a concession not in

                [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

excess of $          per share to other dealers. The public offering price and
other selling terms may be changed by the Representatives and the Managers.

     The Company has granted to the U.S. Underwriters an over-allotment option exercisable during the 30-day period after the date of this Prospectus, to purchase up to 568,200 additional shares of Common Stock at the offering price to the public less the underwriting discounts and commissions shown on the cover page of this Prospectus. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the U.S. Underwriters were obligated to purchase pursuant to the U.S. Underwriting Agreement. The U.S. Underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby and thereby.

     Each International Underwriter has represented and agreed that, as part of the distribution of the shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person (as defined below), and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus to any person within the United States or Canada or to any U.S. or Canadian Person. Each U.S. Underwriter has represented and agreed that, as part of the distribution of shares of Common Stock, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person, and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. and International Underwriters described below. As used herein, "U.S. or Canadian Person" means any individual who is resident in the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than a branch located outside of the United States and Canada of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a person who is otherwise not a U.S. or Canadian Person.

     Sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The per share price of any shares so sold shall be the price to the public set forth on the cover page of this Prospectus, less an amount not greater than the per share amount of the concession to dealers set forth above. To the extent there are sales between the U.S. Underwriters and the International Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.

     Each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any Common Stock other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985 of the United Kingdom, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Common Stock to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom any document may otherwise lawfully be issued or passed on.

     Except in the United States (where the Common Stock has been registered for sale pursuant to certain U.S. federal and state securities laws), no action has been or will be taken in any jurisdiction by the International Underwriters or the Company that would permit a public offering of the shares of Common Stock, or possession or distribution of this Prospectus, in any jurisdiction where, or in any circumstances in which, action for that purpose is required. The International Underwriters have agreed not to offer or sell

                                   [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

shares of Common Stock in any jurisdiction except in compliance with applicable law and that they will comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each jurisdiction in which they purchase, offer, sell or deliver Common Stock (including, without limitation, any applicable requirements relating to the delivery of this Prospectus.)

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters and any person who controls the Underwriters against certain liabilities, including certain liabilities under the Securities Act.


     The Company has agreed that it will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus, except pursuant to the International Underwriting Agreement or the U.S. Underwriting Agreement or upon issuance pursuant to employee stock options currently outstanding or which may hereafter be granted, without the prior written consent of the Managers and the Representatives. In addition, the Company's directors and executive officers have agreed that they will not, directly or indirectly, assign, transfer, offer, sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 120 days after the date of this Prospectus, without the prior written consent of the Representatives and the Managers.


                                 LEGAL MATTERS


     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Michael R. Kargula, General Counsel of the Company. As of November 3, 1995, Mr. Kargula beneficially owned 407,740 shares of Common Stock. Certain legal matters relating to the offering will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Washington, D.C. and for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.


                              FINANCIAL STATEMENTS

     The consolidated financial statements of the Company as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference.


     The combined financial statements of Disclosure and its affiliated companies as of December 31, 1994, 1993, 1992 and 1991 and for each of the four years in the period ended December 31, 1994 incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated July 3, 1995 as amended by Amendment No. 1 on Form 8-K/A dated September 11, 1995 and Amendment No. 2 on Form 8-K/A dated October 26, 1995 have been audited by Leslie Sufrin and Company, P.C., independent auditors, as stated in their reports which are incorporated herein by reference.

           [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
===============================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Available Information......................    2
Incorporation of Certain Documents
  by Reference.............................    2
Prospectus Summary.........................    3
Risk Factors...............................    8
Use of Proceeds............................    9
Price Range of Common Stock................   10
Dividend Policy............................   10
Capitalization.............................   11
Selected Consolidated Historical and Pro
  Forma Financial and Operating Data.......   12
Unaudited Pro Forma Consolidated
  Financial Information....................   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations............................   20
Business...................................   25
Legal Proceedings..........................   36
Management.................................   37
Selling Shareholders.......................   39
Certain United States Federal Tax
  Consequences to Non-U.S. Shareholders....   40
Underwriting...............................   43
Legal Matters..............................   45
Financial Statements.......................   45


===============================================================================

===============================================================================

                                3,788,000 SHARES

                                 [PRIMARK LOGO]

                                  COMMON STOCK

                             ----------------------

                                   PROSPECTUS

                             ----------------------
                           PAINEWEBBER INTERNATIONAL

                               ALEX. BROWN & SONS
                                  INCORPORATED

                           A.G. EDWARDS & SONS, INC.
                            ------------------------
                                            , 1995

===============================================================================

                                    PART II


                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*


    Securities and Exchange Commission registration fee.......................  $ 34,549
    Printing Expenses.........................................................   100,000
    Legal Fees and Expenses...................................................   110,000
    Accounting Fees...........................................................   150,000
    National Association of Securities Dealers fees...........................    10,155
    Blue Sky Qualifications and Expenses (including counsel fees).............    15,000
    New York Stock Exchange fees..............................................    14,248
    Pacific Stock Exchange fees...............................................    10,177
    Transfer Agent and Registrar fees.........................................     4,000
    Miscellaneous.............................................................   151,871
                                                                                ---------
              Total...........................................................  $600,000
                                                                                =========


---------------
* All amounts except registration and National Association of Securities Dealers fees are estimates.




ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") contain detailed provisions concerning the indemnification of directors, officers, employees, and agents against judgments, penalties, fines and amounts paid in settlement of litigation that they may incur in their capacity as such. Sections 561 through 571 of the MBCA, which are filed as Exhibit 99.1 to this Registration Statement, are incorporated herein by reference.

     Article VIII of the Articles of Incorporation of the Registrant provides that the Registrant shall indemnify any person who is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit, or proceeding to the full extent provided by the MBCA from time to time in effect.

     Section 6.1 of the By-laws of the Registrant provides that the Registrant shall indemnify its officers, directors, employees, agents and other persons to the fullest extent to which corporations are empowered to indemnify such persons at law.

     Article IX of the Articles of Incorporation of the Registrant provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for a violation of Section 551(1) of the MBCA or (iv) for any transaction from which the director derived any improper personal benefit.

     The Company maintains a director's and officer's liability insurance policy that covers its directors and officers for certain claims and actions incurred in the course of their duties, including, under certain circumstances, alleged violations of the Securities Act of 1933, as amended.


ITEM 16.  EXHIBITS


    EXHIBIT
      NO.                                           DESCRIPTION
    -------        ------------------------------------------------------------------------------
       1.1      -- Form of U.S. Underwriting Agreement.
       1.2      -- Form of International Underwriting Agreement.
       4.1      -- Articles of Incorporation of the Registrant (incorporated by reference to
                   Exhibit 3.1 to the Registrant's Registration Statement No. 2-74688); Amendment
                   to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's 1985 Form 10-K, SEC File No. 00108260); Amendment dated
                   August 8, 1991 (incorporated by reference to Exhibit 3(a) to the Registrant's
                   Form 8-K dated August 9, 1991); Amendment dated May 27, 1992 (incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 1992 Form 10-Q, SEC File
                   No. 00108260).
       4.2      -- By-laws of the Registrant, as amended (incorporated by reference to the
                   Registrant's September 30, 1990 Form 10-Q, SEC File No. 00108260).
       4.3      -- Rights Agreement, dated January 12, 1988, between the Registrant and Bankers
                   Trust Company, which includes, as Exhibit A thereto, the Rights Certificate and, as Exhibit B thereto, the Summary of Rights to Purchase Common Stock
                   (incorporated by reference to Exhibit 28.1 to the Registrant's Form 8-K dated
                   January 14, 1988, SEC File No. 00108260); Certified copy of resolution amending the Registrant's Rights Agreement (incorporated by reference to
                   Exhibit 28.4 to the Registrant's Form 8-K dated July 13, 1988, SEC File No.
                   00108260); Amendment to Rights Agreement, dated April 9, 1990 (incorporated by reference to Exhibit 28.1 to the Registrant's Form 8-K dated April 12, 1990,
                   SEC File No. 00108260); Letter, dated May 10, 1990, regarding appointment of
                   Bank of America as new Rights Agent under the Rights Agreement, as amended
                   (incorporated by reference to Exhibit 28.1 to the Registrant's 1990 Form 10-K,
                   SEC File No. 00108260); Amendment to Rights Agreement, dated May 31, 1992, between the Registrant and Bank of America National Trust and Savings
                   Association, as Rights Agent (incorporated by reference to Exhibit 28.1 to the
                   Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260); Letter dated
                   July 31, 1992 regarding appointment of The First National Bank of Boston as new Rights Agent (incorporated by reference to Exhibit 28.2 to the
                   Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260).
       5.1      -- Opinion of Michael R. Kargula, General Counsel of the Company, regarding the legality of the shares of Common Stock being offered hereby.
      23.1      -- Consent of Deloitte & Touche LLP.
      23.2      -- Consent of Leslie Sufrin & Company, P.C.
      23.3      -- Consent of Michael R. Kargula, General Counsel of the Company (included in
                   Exhibit 5.1).
      24.1      -- Powers of Attorney.*
      99.1      -- Sections 561 through 571 of the Michigan Business Corporation Act.*



---------------



* Previously filed.





ITEM 17.  UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on November 7, 1995.


                                           PRIMARK CORPORATION


                                           By: /S/ STEPHEN H. CURRAN
                                            ------------------------------------

                                            Stephen H. Curran
                                            Senior Vice President and
                                            Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



               SIGNATURE                                TITLE                       DATE
----------------------------------------  ----------------------------------  -----------------
                   *                      Chairman, President and Chief       November 7, 1995
----------------------------------------  Executive Officer
           Joseph E. Kasputys             (Principal Executive Officer)

         /S/  STEPHEN H. CURRAN           Senior Vice President and Chief     November 7, 1995
----------------------------------------  Financial Officer
           Stephen H. Curran              (Principal Accounting and
                                          Financial Officer)

                   *                      Director                            November 7, 1995
----------------------------------------
           Robert W. Stewart

                   *                      Director                            November 7, 1995
----------------------------------------
            Kevin J. Bradley

                   *                      Executive Vice President and        November 7, 1995
----------------------------------------  Director
              John C. Holt

                   *                      Director                            November 7, 1995
----------------------------------------
             Steven Lazarus

                   *                      Director                            November 7, 1995
----------------------------------------
          Patricia G. McGinnis

                   *                      Director                            November 7, 1995
----------------------------------------
          Constance K. Weaver

    *By:      /S/  STEPHEN H. CURRAN
----------------------------------------
           Stephen H. Curran
            Attorney-in-Fact


                                 EXHIBIT INDEX


                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                      DESCRIPTION                                    PAGE
-------         ------------------------------------------------------------------    ------------
   1.1      --  Form of U.S. Underwriting Agreement.
   1.2      --  Form of International Underwriting Agreement.
   4.1      --  Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration
                Statement No. 2-74688); Amendment to the Articles of Incorporation
                (incorporated by reference to Exhibit 3.1 to the Registrant's 1985
                Form 10-K, SEC File No. 00108260); Amendment dated August 8, 1991
                (incorporated by reference to Exhibit 3(a) to the Registrant's
                Form 8-K dated August 9, 1991, SEC File No. 00108260); Amendment dated May 27, 1992 (incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260).
   4.2      --  By-laws of the Registrant, as amended (incorporated by reference to the Registrant's September 30, 1990 Form 10-Q, SEC File No.
                00108260).
   4.3      --  Rights Agreement, dated January 12, 1988, between the Registrant and Bankers Trust Company, which includes, as Exhibit A thereto, the Rights Certificate and, as Exhibit B thereto, the Summary of
                Rights to Purchase Common Stock (incorporated by reference to
                Exhibit 28.1 to the Registrant's Form 8-K dated January 14, 1988,
                SEC File No. 00108260); Certified copy of resolution amending the
                Registrant's Rights Agreement (incorporated by reference to
                Exhibit 28.4 to the Registrant's Form 8-K dated July 13, 1988, SEC
                File No. 00108260); Amendment to Rights Agreement, dated April 9,
                1990 (incorporated by reference to Exhibit 28.1 to the
                Registrant's Form 8-K dated April 12, 1990, SEC File No.
                00108260); Letter, dated May 10, 1990, regarding appointment of
                Bank of America as new Rights Agent under the Rights Agreement, as amended (incorporated by reference to Exhibit 28.1 to the
                Registrant's 1990 Form 10-K, SEC File No. 00108260); Amendment to
                Rights Agreement, dated May 31, 1992, between the Registrant and
                Bank of America National Trust and Savings Association, as Rights
                Agent (incorporated by reference to Exhibit 28.1 to the
                Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260);
                Letter dated July 31, 1992 regarding appointment of The First
                National Bank of Boston as new Rights Agent (incorporated by reference to Exhibit 28.2 to the Registrant's June 30, 1992 Form
                10-Q, SEC File No. 00108260).
   5.1      --  Opinion of Michael R. Kargula, General Counsel of the Company,
                regarding the legality of the shares of Common Stock being offered hereby.
  23.1      --  Consent of Deloitte & Touche LLP.
  23.2      --  Consent of Leslie Sufrin & Company, P.C.
  23.3      --  Consent of Michael R. Kargula, General Counsel of the Company
                (included in Exhibit 5.1).
  24.1      --  Powers of Attorney.*
  99.1      --  Sections 561 through 571 of the Michigan Business Corporation
                Act.*



---------------



* Previously filed.
